Exhibit 99.1

Sasol Limited group

Income statement

for the year ended 30 June

		2016	2015	2014
	Note	Rm	Rm	Rm
Turnover	1	172 942	185 266	202 683
Materials, energy and consumables used	2	(71 320)	(80 169)	(89 224)
Selling and distribution costs		(6 914)	(6 041)	(5 762)
Maintenance expenditure		(8 453)	(7 628)	(8 290)
Employee-related expenditure	3	(23 911)	(22 096)	(28 569)
Exploration expenditure and feasibility costs		(282)	(554)	(604)
Depreciation and amortisation		(16 367)	(13 567)	(13 516)
Other expenses and income		(9 073)	(9 912)	(7 415)
Translation gains/(losses)	4	1 070	(1 115)	798
Other operating expenses and income	5	(10 143)	(8 797)	(8 213)

Remeasurement items	8	(12 892)	(807)	(7 629)
Equity accounted profits, net of tax	21	509	2 057	4 144
Operating profit		24 239	46 549	45 818
Finance income	6	1 819	1 274	1 220
Finance costs	6	(2 340)	(2 230)	(1 925)

Profit before tax		23 718	45 593	45 113
Taxation	12	(8 691)	(14 431)	(14 696)
Profit for the year		15 027	31 162	30 417
Attributable to
Owners of Sasol Limited		13 225	29 716	29 580
Non-controlling interests in subsidiaries		1 802	1 446	837
		15 027	31 162	30 417

		Rand	Rand	Rand
Per share information
Basic earnings per share	7	21,66	48,71	48,57
Diluted earnings per share	7	21,66	48,70	48,27

Statement of comprehensive income

for the year ended 30 June

	2016	2015	2014
	Rm	Rm	Rm
Profit for the year	15 027	31 162	30 417
Other comprehensive income, net of tax
Items that can be subsequently reclassified to the income statement	13 253	3 604	4 460
Effect of translation of foreign operations**	15 112	3 590	4 477
Effect of cash flow hedges**	(2 855)	—	(66)
Fair value of investments available-for-sale	(7)	16	34
Tax on items that can be subsequently reclassified to the income statement	1 003	(2)	15

Items that cannot be subsequently reclassified to the income statement	(546)	(593)	(22)
Remeasurements on post-retirement benefit obligations***	(877)	(847)	(80)
Tax on items that cannot be subsequently reclassified to the income statement	331	254	58

Total comprehensive income for the year	27 734	34 173	34 855
Attributable to
Owners of Sasol Limited	25 890	32 727	34 002
Non-controlling interests in subsidiaries	1 844	1 446	853
	27 734	34 173	34 855

**          These figures include the effect of a loss of R97 million (2015 — Rnil; 2014 — Rnil) on reclassification from the cash flow hedge reserve and a (gain)/loss of (R840 million) (2015 — (R893 million); 2014 — R326 million) on reclassification from the foreign currency translation reserve, respectively, to profit and loss.

***   Includes the effect of a loss/(gain) of R749 million (2015 — R590 million; 2014 — (R1 062 million)) relating to the movement in the asset limitation, as well as a (gain)/loss of (R63 million) (2015 — R46 million; 2014 — R38 million) on reimbursive rights related to post-retirement benefits, recognised in long-term receivables.

The notes are an integral part of these Consolidated Financial Statements.

Statement of financial position

at 30 June

		2016	2015
	Note	Rm	Rm
Assets
Property, plant and equipment	17	155 054	135 822
Assets under construction	18	104 011	61 977
Goodwill and other intangible assets	19	2 680	2 293
Equity accounted investments	21	13 118	11 870
Other long-term investments		943	826
Post-retirement benefit assets	34	614	590
Long-term receivables and prepaid expenses	20	2 772	1 791
Deferred tax assets	13	3 389	1 752
Non-current assets		282 581	216 921
Assets in disposal groups held for sale	11	1 064	89
Inventories	24	23 798	23 141
Tax receivable	14	2 487	1 563
Trade and other receivables	25	28 426	28 410
Short-term financial assets		42	124
Cash restricted for use	28	2 331	5 022
Cash	28	49 985	48 329
Current assets		108 133	106 678
Total assets		390 714	323 599
Equity and liabilities
Shareholders’ equity		206 997	191 610
Non-controlling interests		5 421	4 873
Total equity		212 418	196 483
Long-term debt	16	78 015	39 269
Long-term provisions	32	18 810	13 431
Post-retirement benefit obligations	34	12 703	10 071
Long-term deferred income		631	425
Long-term financial liabilities		2 844	8
Deferred tax liabilities	13	23 691	22 570
Non-current liabilities		136 694	85 774
Liabilities in disposal groups held for sale	11	—	15
Short-term debt		2 000	3 331
Short-term provisions	33	4 246	6 322
Tax payable	14	878	905
Trade and other payables	26	33 317	29 855
Short-term deferred income		170	397
Short-term financial liabilities		855	198
Bank overdraft	28	136	319
Current liabilities		41 602	41 342
Total equity and liabilities		390 714	323 599

The notes are an integral part of these Consolidated Financial Statements.

Sasol Limited group

Statement of changes in equity

for the year ended 30 June

	Share capital Note 15	Share repurchase programme Note 15	Share- based payment reserve Note 36	Investment fair value reserve	Foreign currency translation reserve	Cash flow hedge accounting reserve	Remeasurements on post- retirement benefits	Retained earnings	Shareholders’ equity	Non- controlling interests	Total equity
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Balance at 30 June 2013	28 711	(2 641)	(13 171)	(3)	10 235	41	(1 585)	127 996	149 583	3 310	152 893
Shares issued on implementation of share options	373	—	—	—	—	—	—	—	373	—	373
Share-based payment expense	—	—	267	—	—	—	—	—	267	—	267
Transactions with non-controlling shareholders in subsidiaries	—	—	—	—	—	—	—	—	—	1	1
Settlement of post-retirement benefit obligations	—	—	—	—	—	—	202	(202)	—	—	—
Total comprehensive income for the year	—	—	—	31	4 469	(48)	(30)	29 580	34 002	853	34 855
profit	—	—	—	—	—	—	—	29 580	29 580	837	30 417
other comprehensive income for the year	—	—	—	31	4 469	(48)	(30)	—	4 422	16	4 438
Dividends paid	—	—	—	—	—	—	—	(13 248)	(13 248)	(372)	(13 620)
Balance at 30 June 2014	29 084	(2 641)	(12 904)	28	14 704	(7)	(1 413)	144 126	170 977	3 792	174 769
Shares issued on implementation of share options	144	—	—	—	—	—	—	—	144	—	144
Share-based payment expense	—	—	501	—	—	—	—	—	501	—	501
Settlement of post-retirement benefit obligations	—	—	—	—	—	—	25	(25)	—	—	—
Total comprehensive income for the year	—	—	—	14	3 585	—	(588)	29 716	32 727	1 446	34 173
profit	—	—	—	—	—	—	—	29 716	29 716	1 446	31 162
other comprehensive income for the year	—	—	—	14	3 585	—	(588)	—	3 011	—	3 011
Dividends paid	—	—	—	—	—	—	—	(12 739)	(12 739)	(365)	(13 104)
Balance at 30 June 2015	29 228	(2 641)	(12 403)	42	18 289	(7)	(1 976)	161 078	191 610	4 873	196 483
Shares issued on implementation of share options	54	—	—	—	—	—	—	—	54	—	54
Share-based payment expense	—	—	123	—	—	—	—	—	123	—	123
Expiry of Sasol share incentive scheme	—	—	(1 302)	—	—	—	—	1 302	—	—	—
Settlement of post-retirement benefit obligations	—	—	—	—	—	—	8	(8)	—	—	—
Total comprehensive income for the year	—	—	—	(16)	15 027	(1 781)	(565)	13 225	25 890	1 844	27 734
profit	—	—	—	—	—	—	—	13 225	13 225	1 802	15 027
other comprehensive income for the year	—	—	—	(16)	15 027	(1 781)	(565)	—	12 665	42	12 707
Dividends paid	—	—	—	—	—	—	—	(10 680)	(10 680)	(1 296)	(11 976)
Balance at 30 June 2016	29 282	(2 641)	(13 582)	26	33 316	(1 788)	(2 533)	164 917	206 997	5 421	212 418

The notes are an integral part of these Consolidated Financial Statements.

Sasol Limited group

Statement of cash flows

for the year ended 30 June

		2016	2015	2014
	Note	Rm	Rm	Rm
Cash receipts from customers		175 994	186 839	203 549
Cash paid to suppliers and employees		(121 321)	(125 056)	(138 100)
Cash generated by operating activities	29	54 673	61 783	65 449
Dividends received from equity accounted investments	21	887	2 812	4 717
Finance income received	6	1 633	1 234	1 203
Finance costs paid	6	(3 249)	(2 097)	(499)
Tax paid	14	(9 329)	(10 057)	(13 647)
Cash available from operating activities		44 615	53 675	57 223
Dividends paid	31	(10 680)	(12 739)	(13 248)
Cash retained from operating activities		33 935	40 936	43 975
Additions to non-current assets(1)		(67 158)	(42 645)	(38 779)
additions to property, plant and equipment	17	(965)	(1 273)	(4 327)
additions to assets under construction	18	(69 422)	(43 754)	(34 371)
additions to other intangible assets		(22)	(79)	(81)
increase in capital project related payables		3 251	2 461	—
Settlement of funding commitment on Canadian assets	17	(3 339)	—	—
Acquisition of interests in equity accounted investments	9	—	—	(519)
Cash acquired on acquisition of equity accounted investments	9	—	—	527
Additional investments in equity accounted investments		(548)	(588)	(16)
Proceeds on disposals	10	569	1 210	1 538
Net cash disposed of on disposal of businesses	10	—	(105)	—
Purchase of investments		(223)	(224)	(281)
Proceeds from sale of investments		171	264	237
(Increase)/decrease in long-term receivables		(506)	3	(520)
Cash used in investing activities		(71 034)	(42 085)	(37 813)
Share capital issued on implementation of share options		54	144	373
Contributions from non-controlling shareholders in subsidiaries		—	—	3
Dividends paid to non-controlling shareholders in subsidiaries		(1 296)	(365)	(372)
Proceeds from long-term debt	16	34 008	14 543	3 263
Repayments of long-term debt	16	(3 120)	(1 663)	(2 207)
Proceeds from short-term debt		2 901	2 686	2 346
Repayments of short-term debt		(3 369)	(2 280)	(2 497)
Cash generated by financing activities		29 178	13 065	909
Translation effects on cash and cash equivalents		7 069	3 095	455
(Decrease)/increase in cash and cash equivalents		(852)	15 011	7 526
Cash and cash equivalents at beginning of year		53 032	38 021	30 555
Reclassification to held for sale		—	—	(60)
Cash and cash equivalents at end of year	28	52 180	53 032	38 021

(1)    Additions to non-current assets, including capital accruals, amounts to R70 409 million (2015 — R45 106 million; 2014 — R38 779 million).

The notes are an integral part of these Consolidated Financial Statements.

Sasol Limited Group

Segment information

	Mining		Exploration and Production International		Energy		Base Chemicals		Performance Chemicals		Group Functions		Total		Deferred tax assets and liabilities		Tax receivable and payable		Post-retirement benefit assets		Total per statement of financial position
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Statement of financial position
Non-current assets	22 685	20 893	20 077	19 226	61 884	57 459	84 854	55 205	84 284	56 980	4 794	4 816	278 578	214 579	3 389	1 752	—	—	614	590	282 581	216 921
Current assets	1 818	1 501	2 923	3 692	16 615	16 270	14 337	15 586	25 525	25 261	44 428	42 805	105 646	105 115	—	—	2 487	1 563	—	—	108 133	106 678
Non-current liabilities	3 358	3 641	8 948	5 136	9 726	5 818	29 691	10 087	31 484	11 827	29 796	26 695	113 003	63 204	23 691	22 570	—	—	—	—	136 694	85 774
Current liabilities	2 430	2 751	1 961	1 513	9 571	14 526	8 163	5 290	12 442	9 890	6 157	6 467	40 724	40 437	—	—	878	905	—	—	41 602	41 342

	Mining			Exploration and Production International			Energy			Base Chemicals			Performance Chemicals			Group Functions			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Income statement
External turnover	2 360	2 215	2 154	1 706	2 043	2 990	63 818	75 264	84 632	33 696	36 838	42 262	71 254	68 874	70 592	108	32	53	172 942	185 266	202 683
Total turnover	16 975	15 687	14 134	4 211	5 172	5 208	64 341	75 800	86 052	35 067	39 728	45 040	73 634	71 784	73 574	108	221	53	194 336	208 392	224 061
Intersegmental turnover	(14 615)	(13 472)	(11 980)	(2 505)	(3 129)	(2 218)	(523)	(536)	(1 420)	(1 371)	(2 890)	(2 778)	(2 380)	(2 910)	(2 982)	—	(189)	—	(21 394)	(23 126)	(21 378)

Operating profit/(loss)*	4 739	4 343	2 453	(11 714)	(3 170)	(5 980)	14 069	22 526	31 423	4 486	10 208	6 742	11 276	12 714	11 848	1 383	(72)	(668)	24 239	46 549	45 818
Attributable to owners of Sasol Limited	3 000	2 762	1 593	(10 972)	(3 698)	(6 892)	9 112	15 645	22 516	4 067	7 341	4 578	8 229	9 321	9 202	(211)	(1 655)	(1 417)	13 225	29 716	29 580
Effect of remeasurement items**	31	31	7	9 963	3 126	5 472	1 267	(104)	47	1 723	93	1 765	55	(1 804)	254	(147)	(535)	84	12 892	807	7 629
Depreciation and amortisation	1 673	1 377	1 211	3 042	2 476	2 677	4 194	3 465	3 201	3 159	2 806	3 307	3 678	2 892	2 588	621	551	532	16 367	13 567	13 516
Statement of cash flows
Cash flow from operations	6 786	5 784	3 921	2 437	3 301	2 659	17 686	22 991	31 348	8 334	11 312	13 021	15 517	13 453	14 921	1 596	(419)	3 304	52 356	56 422	69 174
Additions to non-current assets***	3 459	4 737	5 837	5 599	5 372	4 564	6 348	8 165	8 946	28 569	12 680	7 940	25 494	12 828	10 358	940	1 324	1 134	70 409	45 106	38 779
Other disclosures
Capital commitments**	3 563	3 837	7 532	23 648	5 264	6 639	9 588	8 949	18 841	51 449	51 123	10 271	48 422	46 212	15 272	616	851	503	137 286	116 236	59 058

*              Includes equity accounted profits/(losses), net of tax

**         Excludes equity accounted investments

***    Includes capital accruals

Sasol Limited Group

Segment information

(continued)

Reporting segments

The group has six main reportable segments that comprise the structure used by the Joint Presidents and Chief Executive Officers (CEOs) to make key operating decisions and assess performance. The group’s reportable segments are operating segments that are differentiated by the activities that each undertakes and the products they manufacture and market (referred to as business segment). The group evaluates the performance of its reportable segments based on operating profit.

The operating model structure reflects how the results are reported to the Chief Operating Decision Maker (CODM). The CODM for Sasol is the President and Chief Executive Officer.

Operating business units

Mining

Mining is responsible for securing the coal feedstock for the Southern African value chain, mainly for gasification, but also to generate electricity and steam. The coal is sold for gasification to Secunda Synfuels, for utility purposes to Sasolburg Operations; and to third parties in the export market.

Mining sells coal under both long- and short-term contracts at a price determinable from the agreements. Turnover is recognised upon delivery of the coal to the customer, which, in accordance with the related contract terms is the point at which the title and risks and rewards of ownership pass to the customer. Prices are fixed or determinable and collectability is reasonably assured.

The date of delivery related to Mining is determined in accordance with the contractual agreements entered into with customers. These are summarised as follows:

Delivery terms	Title and risks, and rewards of ownership pass to the customer:
Free on Board	When the coal is loaded onto the vessel at Richards Bay Coal Terminal — the customer is responsible for shipping and handling costs.
Free on Barge (Amsterdam)	When the coal is loaded from Overslag Bedrijf Amsterdam stockpile onto the customer vessel — the seller is responsible for shipping and handling costs, these are, however, recovered from the customer.
Cost Insurance Freight and Cost Freight Railage	When the coal is loaded into the vessel — the seller is responsible for shipping and handling costs which are included in the selling price.

The related costs of sales are recognised in the same period as the supply of the coal and include any shipping and handling costs incurred. All inter-segment sales are conducted at market related prices.

Exploration and Production International

Exploration and Production International (E&PI) develops and manages the Group’s upstream interests in oil and gas exploration and production in Mozambique, South Africa, Australia, Canada and Gabon.

E&PI sells Mozambican gas under long-term contracts to both Sasol and external customers, condensate on short-term contracts, and Canadian gas into the market at spot prices. Oil is sold to customers under annual contracts. Prices are determinable from the agreements, and on the open market.

Strategic Business Units

Performance Chemicals

Performance Chemicals markets commodity and differentiated performance chemicals. The key product lines are organics, inorganics and wax value chains. These are produced in various Sasol production facilities around the world.

Base Chemicals

Base Chemicals markets commodity chemicals based on the group’s upstream Fischer-Tropsch, ethylene, propylene and ammonia value chains. The key product lines are polymers, solvents and ammonia-based fertilisers. These are produced in various Sasol production facilities around the world.

The Base Chemicals and Performance Chemicals businesses sell the majority of their products under contracts at prices determinable from such agreements. Turnover is recognised upon delivery to the customer which, in accordance with the related contract terms, is the point at which the title and risks and rewards of ownership transfer to the customer. Prices are determinable and collectability is reasonably assured. Turnover on consignment sales is recognised on consumption by the customer, when title and the risks and rewards of ownership pass to the customer. Prices are determinable and collectability is reasonably assured.

The date of delivery is determined in accordance with the contractual agreements entered into with customers which are as follows:

Delivery terms	Title and risks, and rewards of ownership pass to the customer:
Ex-tank sales	When products are loaded into the customer’s vehicle or unloaded from the seller’s storage tanks.
Ex-works	When products are loaded into the customer’s vehicle or unloaded at the seller’s premises.
Carriage Paid To	On delivery of products to a specified location (main carriage is paid for by the seller).
Free on Board	When products are loaded into the transport vehicle – the customer is responsible for shipping and handling costs.
Cost Insurance Freight and Cost Freight Railage	When products are loaded into the transport vehicle – the seller is responsible for shipping and handling costs which are included in the selling price.
Proof of Delivery	When products are delivered to and signed for by the customer.
Consignment Sales	As and when products are consumed by the customer.

Energy

Energy is responsible for the sales and marketing of liquid fuels, pipeline gas and electricity. In South Africa, Energy sells approximately nine billion litres of liquid fuels annually, blended from fuel components produced by the Secunda Synfuels operations, crude oil refined at Natref, as well as some products purchased from other refiners. Energy markets approximately 55bscf of natural and methane-rich gas a year. Sasol has concluded power purchase agreements in South Africa with Eskom for up to 440 megawatts, and sells electricity to the national grid in Mozambique.

Energy sells liquid fuel products under both short- and long-term agreements for both retail sales and commercial sales, including sales to other oil companies. The prices for retail sales are regulated and fixed by South African law. For commercial sales and sales to other oil companies, the prices are fixed and determinable according to the specific contract, with periodic price adjustments.

Turnover for the supply of fuel is based on measurement through a flow-meter into customers’ tanks. Turnover is recognised under the following arrangements:

Delivery terms	Title and risks, and rewards of ownership pass to the customer:
Commercial sales transactions and sales to other oil companies

The risks and rewards of ownership, as well as the title of the product, transfer to the customer when product is delivered to the customer site. This is the point where collectability is reasonably assured.

Dealer-owned supply agreements and franchise agreements

The risks and rewards of ownership of the product transfer to the customer upon delivery of the product to the customer. Title under these contracts is retained to enable recovery of the goods in the event of a customer default on payment. However, the title to the goods does not enable the group to dispose of the product or rescind the transaction, and cannot prevent the customer from selling the product.

Transportation and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognised in the same period as the turnover.

Gas is sold under long-term contracts at a price determinable from the supply agreements. Turnover is recognised at the intake flange of the customer where it is metered, which is the point at which the title and risks and rewards of ownership pass to the customer, and where prices are determinable and collectability is reasonably assured. Gas analysis and tests of the specifications and content are performed prior to delivery.

The Energy business also develops, implements and manages the group’s international business ventures based on Sasol’s proprietary gas-to-liquids (GTL) technology. Sasol holds 49% in ORYX GTL in Qatar, and an indirect 10% share in Escravos GTL in Nigeria.

Turnover is derived from the sale of goods produced by the operating facilities and is recognised when, in accordance with the related contract terms, the title and risks and rewards of ownership pass to the customer. Prices are fixed or determinable and collectability is reasonably assured. Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of the products. Turnover is also derived from the rendering of engineering services to external partners in joint ventures upon the proof of completion of the service.

Operating activities

1                                         Turnover

	2016	2015	2014
for the year ended 30 June	Rm	Rm	Rm
Sale of products	170 830	183 935	200 960
Services rendered	1 695	998	1 082
Other trading income	417	333	641
	172 942	185 266	202 683

Business segmentation
Mining	2 360	2 215	2 154
Exploration and Production International	1 706	2 043	2 990
Energy	63 818	75 264	84 632
Base Chemicals	33 696	36 838	42 262
Performance Chemicals	71 254	68 874	70 592
Group Functions	108	32	53
Total operations	172 942	185 266	202 683

	2016	2015	2014
for the year ended 30 June	Rm	Rm	Rm
Geographic segmentation*
South Africa	81 748	95 218	104 671
Rest of Africa	7 576	9 170	8 458
Europe	39 933	36 845	42 565
North America	23 403	25 520	25 803
South America	2 532	2 640	3 191
Asia, Australasia and Middle East	17 750	15 873	17 995
Total operations	172 942	185 266	202 683

* The analysis of turnover is based on the location of the customer.

Sasol Limited group

Operating activities

(continued)

1                                         Turnover continued

Accounting policies:

Revenue is recognised at the fair value of the consideration received or receivable net of indirect taxes, rebates and trade discounts and consists primarily of the sale of products, services rendered, licence fees and royalties.

Revenue is recognised when the following criteria are met:

•        evidence of an arrangement exists;

•        delivery has occurred or services have been rendered and the significant risks and rewards of ownership have been transferred to the purchaser;

•        transaction costs can be reliably measured;

•        the selling price is fixed or determinable; and

•        collectability is reasonably assured.

The timing of revenue recognition is as follows. Revenue from:

•        the sale of products is recognised when the group has substantially transferred all the risks and rewards of ownership and no longer retains continuing managerial involvement associated with ownership or effective control;

•        services rendered is based on the stage of completion of the transaction, based on the proportion that costs incurred to date bear to the total cost of the project; and

•        licence fees and royalties are recognised on an accrual basis.

The group enters into exchange agreements with the same counterparties for the purchase and sale of inventory that are entered into in contemplation of one another. When the items exchanged are similar in nature, these transactions are combined and accounted for as a single exchange transaction. The exchange is recognised at the carrying amount of the inventory transferred.

For further information on revenue recognition, refer to Segment information.

2                                         Materials, energy and consumables used

	2016	2015	2014
for the year ended 30 June	Rm	Rm	Rm
Cost of raw materials	63 781	72 962	80 591
Cost of electricity and other consumables used in production process	7 539	7 207	8 633
	71 320	80 169	89 224

Costs relating to items that are consumed in the manufacturing process, including changes in inventories and distribution costs up until the point of sale.

3                                         Employee-related expenditure

for the year ended 30 June	Note	2016 Rm	2015 Rm	2014 Rm
Analysis of employee costs
Labour		25 878	25 531	25 095
salaries, wages and other employee related expenditure		23 996	23 921	23 286
post-employment benefits		1 882	1 610	1 809
Share-based payment expenses*		494	(1 161)	5 652
equity-settled	36	123	221	267
cash-settled	35	371	(1 382)	5 385

Total employee-related expenditure		26 372	24 370	30 747
Costs capitalised to projects		(2 461)	(2 274)	(2 178)
Per income statement		23 911	22 096	28 569

*       2015 excludes the Sasol Inzalo refinancing share-based payment expense of R280 million, which has been disclosed as other operating expenses. Refer to note 36.

The total number of permanent and non-permanent employees, in approved positions, including the group’s share of employees within joint operation entities and excluding contractors, joint ventures and associates’ employees, is analysed below:

	2016	2015	2014
	Number	Number	Number
Permanent employees	29 726	30 257	32 533
Non-permanent employees	374	662	867
	30 100	30 919	33 400

The number of employees by area of employment is analysed as follows:

	2016	2015	2014
	Number	Number	Number
Business segmentation
Mining	7 263	7 908	8 435
Exploration and Production International	413	494	527
Energy	4 820	4 799	5 219
Base Chemicals	6 122	5 983	6 220
Performance Chemicals	6 365	6 326	6 112
Group Functions	5 117	5 409	6 887
Total operations	30 100	30 919	33 400

Accounting policies:

Remuneration of employees is charged to the income statement, except where it is capitalised to projects in line with the accounting policy for assets under construction. Short-term employee benefits are those that are expected to be settled wholly before 12 months after the end of the annual reporting period in which the services have been rendered. Short-term employee benefit obligations are measured on an undiscounted basis and are charged to the income statement as the related service is provided. Long-term employee benefits are those benefits that are expected to be wholly settled more than 12 months after the end of the annual reporting period, in which the services have been rendered and are discounted to their present value. An accrual is recognised for accumulated leave, incentive bonuses and other employee benefits when the group has a present legal or constructive obligation as a result of past service provided by the employee, and a reliable estimate of the amount can be made.

Sasol Limited group

Operating activities

(continued)

4                                         Translation gains/(losses)

	2016	2015	2014
for the year ended 30 June	Rm	Rm	Rm
Arising from
Forward exchange contracts	920	(156)	662
Trade and other receivables	1 431	1 370	542
Trade and other payables	(142)	(339)	(183)
Foreign currency loans	(1 475)	(865)	(1 742)
Other	336	(1 125)	1 519
	1 070	(1 115)	798

Business segmentation
Mining	12	14	(3)
Exploration and Production International	(694)	(380)	(130)
Energy	136	(62)	(179)
Base Chemicals	373	202	255
Performance Chemicals	483	135	27
Group Functions	760	(1 024)	828
Total operations	1 070	(1 115)	798

Differences arising on the translation of monetary assets and liabilities into functional currency.

5                                         Other operating expenses and income

	2016	2015	2014
for the year ended 30 June	Rm	Rm	Rm
Rentals	1 243	1 114	1 141
Insurance	457	542	649
Computer costs	1 832	1 614	1 568
Hired labour	893	804	771
Audit remuneration	85	87	86
Restructuring costs related to our Business Performance Enhancement Programme(1)	235	1 525	714
retrenchment packages provided for	—	165	269
retrenchment packages settled during the year	45	1 002	60
consultancy costs	65	328	320
system implementation costs	125	30	65

Commodity derivative (gains)/losses	(330)	(473)	253
Professional fees	1 202	1 227	1 415
Changes in rehabilitation provisions	1 946	(1 722)	86
Reversal of EGTL provision	(2 296)	—	—
Sasol Polymers Competition Commission administrative penalty	—	(534)	534
Partial refinancing of the Sasol Inzalo transaction	—	280	—
Other expenses	6 368	5 700	5 305
Other operating income(2)	(1 492)	(1 367)	(4 309)
	10 143	8 797	8 213

(1)         In addition to these costs, accelerated share-based payment expenses of Rnil (2015 — R157 million; 2014 — R417 million) and an additional R43 million (2015 — R224 million; 2014 — R148 million) of internal resources was allocated to the project, bringing the total spend for the year to R278 million (2015 — 1 906 million; 2014 — R1 279 million).

(2)         Included in other operating income in 2014 is the impact of the EUR 168,22 million (R2 449 million) European General Court’s reduction of the Performance Chemicals (Wax) fine imposed in 2009.

6                                         Net finance costs

		2016	2015	2014
for the year ended 30 June	Note	Rm	Rm	Rm
Finance income
Dividends received from investments		23	46	38
Notional interest received		114	39	12
Interest received on		1 682	1 189	1 170
other long-term investments		30	20	28
loans and receivables		316	216	359
cash and cash equivalents		1 336	953	783

Per income statement		1 819	1 274	1 220
Notional interest		(114)	(39)	(12)
Interest received on tax		(72)	(1)	(5)
Per the statement of cash flows		1 633	1 234	1 203

Finance costs
Debt		2 696	1 351	839
debt		2 599	1 351	839
interest rate swap — net settlements		97	—	—
Preference share dividends		981	1 034	793
Finance leases		76	93	64
Other		26	32	84
		3 779	2 510	1 780
Amortisation of loan costs	16	157	113	59
Notional interest	32	657	725	616
Total finance costs		4 593	3 348	2 455
Amounts capitalised to assets under construction	18	(2 253)	(1 118)	(530)
Per income statement		2 340	2 230	1 925

Total finance costs before amortisation of loan costs and notional interest		3 779	2 510	1 780
Less interest accrued on long-term debt	16	(530)	(408)	(1 276)
Less interest paid on tax payable		—	(5)	(5)
Per the statement of cash flows		3 249	2 097	499

Sasol Limited group

Operating activities

(continued)

7                                         Earnings and dividends per share

	2016	2015	2014
for the year ended 30 June	Rand	Rand	Rand
Attributable to owners of Sasol Limited
Basic earnings per share	21,66	48,71	48,57
Headline earnings per share	41,40	49,76	60,16
Diluted earnings per share	21,66	48,70	48,27
Diluted headline earnings per share	41,40	49,75	59,64
Dividends per share	14,80	18,50	21,50
interim	5,70	7,00	8,00
final	9,10	11,50	13,50

Earnings per share (EPS)

Earnings per share is derived by dividing attributable earnings by the weighted average number of shares, after taking the share repurchase programme and the Sasol Inzalo share transaction into account. Appropriate adjustments are made in calculating diluted, headline and diluted headline earnings per share.

	Number of shares
	2016	2015	2014
for the year ended 30 June	million	million	million
Weighted average number of shares	610,7	610,1	609,0

	2016	2015	2014
	Rm	Rm	Rm

Earnings attributable to owners of Sasol Limited	13 225	29 716	29 580

	2016	2015	2014
	Rand	Rand	Rand
Earnings attributable to owners of Sasol Limited
Basic earnings per share	21,66	48,71	48,57

Headline earnings per share (HEPS)

	Number of shares
	2016	2015	2014
for the year ended 30 June	million	million	million

Weighted average number of shares	610,7	610,1	609,0

		2016	2015	2014
	Note	Rm	Rm	Rm
Headline earnings is determined as follows:
Earnings attributable to owners of Sasol Limited		13 225	29 716	29 580
Adjusted for:
Effect of remeasurement items for subsidiaries and joint operations	8	12 046	642	7 047
gross remeasurement items		12 892	807	7 629
tax effects and non-controlling interests		(846)	(165)	(582)

Effect of remeasurement items for equity accounted investments	8	13	(1)	13

Headline earnings		25 284	30 357	36 640

	2016	2015	2014
	Rand	Rand	Rand
Headline earnings attributable to owners of Sasol Limited
Headline earnings per share	41,40	49,76	60,16

Diluted earnings per share (DEPS)

Diluted earnings per share (DEPS) reflect the potential dilution that could occur if all of the group’s outstanding share options were exercised and the effects of all dilutive potential ordinary shares resulting from the Sasol Inzalo share transaction. The number of shares outstanding is adjusted to show the potential dilution if employee share options and Sasol Inzalo share rights are converted into ordinary shares and the ordinary shares that will be issued to settle the A and B preference shares in the Sasol Inzalo share transaction.

	Number of shares
	2016	2015	2014
for the year ended 30 June	million	million	million
Weighted average number of shares	610,7	610,1	609,0
Potential dilutive effect of outstanding share options*	—	0,1	0,4
Potential dilutive effect of Sasol Inzalo transaction**	—	—	11,4
Diluted weighted average number of shares for DEPS	610,7	610,2	620,8

* The share option scheme expired in December 2015.

	2016	2015	2014
	Rm	Rm	Rm
Diluted earnings is determined as follows:
Earnings attributable to owners of Sasol Limited	13 225	29 716	29 580
Finance costs on potentially dilutive shares relating to the Sasol Inzalo share transaction**	—	—	386
Diluted earnings	13 225	29 716	29 966

	2016	2015	2014
	Rand	Rand	Rand
Diluted earnings attributable to owners of Sasol Limited
Diluted earnings per share	21,66	48,70	48,27

Diluted headline earnings per share (DHEPS)

	Number of shares
	2016	2015	2014
for the year ended 30 June	million	million	million
Diluted weighted average number of shares for DEPS	610,7	610,2	620,8
Potential dilutive effect of Sasol Inzalo transaction**	—	—	—
Diluted weighted average number of shares for diluted HEPS	610,7	610,2	620,8

** The Sasol Inzalo transaction is anti-dilutive for EPS and HEPS in 2016 and 2015.

Sasol Limited group

Operating activities

(continued)

7                                         Earnings and dividends per share continued

	2016	2015	2014
	Rm	Rm	Rm
Diluted headline earnings is determined as follows:
Headline earnings attributable to owners of Sasol Limited	25 284	30 357	36 640
Finance costs on potentially dilutive shares relating to the Sasol Inzalo share transaction*	—	—	386
Diluted headline earnings	25 284	30 357	37 026

* The Sasol Inzalo transaction is anti-dilutive for EPS and HEPS in 2016 and 2015.

	2016	2015	2014
	Rand	Rand	Rand
Diluted headline earnings attributable to owners of Sasol Limited
Diluted headline earnings per share	41,40	49,75	59,64

Dividends per share

	2016	2015	2014
	Rand	Rand	Rand

Ordinary shares of no par value
interim	5,70	7,00	8,00
final**	9,10	11,50	13,50
	14,80	18,50	21,50

**     Declared subsequent to 30 June 2016 and has been presented for information purposes only. No accrual regarding the final dividend has been recognised.

Once-off items

8                                         Remeasurement items affecting operating profit

		2016	2015	2014
for the year ended 30 June	Note	Rm	Rm	Rm
Effect of remeasurement items for subsidiaries and joint operations
Impairment of		12 320	2 853	6 271
property, plant and equipment	17	8 424	294	3 289
assets under construction	18	3 586	2 555	2 625
goodwill and other intangible assets		310	3	79
equity accounted investment		—	—	275
other assets		—	1	3

Reversal of impairment of		—	(2 036)	(1)
property, plant and equipment	17	—	(294)	—
assets under construction	18	—	(1 727)	—
goodwill and other intangible assets		—	(15)	—
other assets		—	—	(1)

Loss/(profit) on	10	936	866	1 426
disposal of property, plant and equipment		(412)	(257)	(12)
disposal of goodwill and other intangible assets		24	164	26
disposal of other assets		(1)	—	31
disposal of investments in businesses		226	410	747
scrapping of property, plant and equipment		266	174	260
disposal and scrapping of assets under construction		833	375	374
Fair value gain on acquisition of business		—	—	(110)
Write-off of unsuccessful exploration wells	18	(3)	—	43
Realisation of foreign currency translation reserve		(361)	(876)	—

Remeasurement items per income statement		12 892	807	7 629
Tax effect		(829)	(186)	(582)
Non-controlling interest effect		(17)	21	—
Total remeasurement items for subsidiaries and joint operations, net of tax		12 046	642	7 047

Effect of remeasurement items for equity accounted investments		13	(1)	13
Total remeasurement items for the group, net of tax		12 059	641	7 060

Sasol Limited group

Once-off items

(continued)

8                                         Remeasurement items affecting operating profit continued

Impairment/reversal of impairments

The group’s non-financial assets, other than inventories and deferred tax assets, are reviewed for impairment at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash generating unit to which it belongs.

Value-in-use calculations

The recoverable amount of the assets reviewed for impairment is determined based on value-in-use calculations. Key assumptions relating to this valuation include the discount rate and cash flows used to determine the value-in-use. Future cash flows are estimated based on financial budgets approved by management covering a three, five and ten-year period and are extrapolated over the useful life of the assets to reflect the long-term plans for the group using the estimated growth rate for the specific business or project. The estimated future cash flows and discount rates used are post-tax, based on an assessment of the current risks applicable to the specific entity and country in which it operates. Discounting post-tax cash flows at a post-tax discount rate yields the same result as discounting pre-tax cash flows at a pre-tax discount rate, assuming there are no significant temporary tax differences.

Main assumptions used for value-in-use calculations

		2016	2015	2014
Long-term average crude oil price (Brent) (nominal)*	US$/bbl	85,37	94,57	109,40
Long-term average gas price (Henry Hub), excluding margins (real)*	US$/mmbtu	3,73	4,40	5,49
Long-term ethane price (nominal)*	c/gal	62,49	78,12	89,88
Long-term average exchange rate*	Rand/US$	14,95	13,26	10,39

*Assumptions are provided on a long-term average basis, from the year ended 30 June 2017. Oil price and exchange rate assumptions are calculated based on a 10 year period, while ethane and Henry Hub gas prices are calculated until 2035 and 2041, respectively.

		South Africa	United States of America	Europe	Canada
		%	%	%	%
Growth rate — long-term Producer Price Index	2016	6,02	2,52	1,80	2,00
Weighted average cost of capital	2016	14,05	8,00	8,00 – 9,35	8,00
Discount rate — risk adjusted	2016	14,05	8,00	8,00 – 9,35	9,50 – 9,80

Growth rate — long-term Producer Price Index	2015	5,70	1,40	1,40	1,40
Weighted average cost of capital	2015	12,95	8,00	8,00 – 9,35	8,00
Discount rate — risk adjusted	2015	12,95	8,00	8,00 – 9,35	9,50 – 9,80

Growth rate — long-term Producer Price Index	2014	6,00	1,60	0,90	1,60
Weighted average cost of capital	2014	12,95	8,00	8,00 – 11,20	8,00
Discount rate — risk adjusted	2014	12,95	8,00	8,00 – 11,20	8,00

Areas of judgement:

Management determines the expected performance of the assets based on past performance and its expectations of market development. The weighted average growth rates used are consistent with the increase in the geographic segment long-term Producer Price Index. Estimations are based on a number of key assumptions such as volume, price and product mix which will create a basis for future growth and gross margin. These assumptions are set in relation to historic figures and external reports. If necessary, these cash flows are then adjusted to take into account any changes in assumptions or operating conditions that have been identified subsequent to the preparation of the budgets.

The weighted average cost of capital rate (WACC) is derived from a pricing model based on credit risk and the cost of the debt. The variables used in the model are established on the basis of management judgement and current market conditions. Management judgement is also applied in estimating the future cash flows and defining of the cash generating units. These values are sensitive to the cash flows projected for the periods for which detailed forecasts are not available and to the assumptions regarding the long-term sustainability of the cash flows thereafter.

Significant impairments of assets in 2016

Shale gas assets - Canada

Our shale gas assets in Canada were impaired by R9,9 billion (CAD880 million) during 2016 to a carrying value for property, plant and equipment and assets under construction of R9,1 billion (CAD800 million). This significant impairment was largely driven by the depressed gas market, resulting in a further decline in long term gas prices. Variability in economic factors and project risk were adjusted for in the discount rate, and accordingly a risk adjusted discount rate range of 9,5% — 9,8% was used. These assets were impaired in previous periods (2015 — R1,3 billion (CAD133 million); 2014 — R5,3 billion (CAD540 million)), mainly due to the declining gas prices, and in 2014, recent market transactions for similar assets in the Montney region. In order to manage the shale gas asset through the low gas price environment, we concluded an agreement with our partner, Progress Energy to settle the outstanding funding commitment. Refer to note 17.

Base Chemicals - Lake Charles Chemicals Project

The Low Density Polyethylene cash generating unit (CGU) was impaired by R956 million (US$65 million) during 2016 to a carrying value of R15,7 billion (US$1 071 million). The impairment was driven by an increase in capital costs and lower margins, which were identified as impairment indicators for all the CGUs linked to the crackers in the LCCP complex. Impairment tests were performed, utilising price forecasts and macro-economic assumptions at 30 June 2016.

Significant impairments of assets in prior periods

In 2013, the Performance Chemicals FTWEP project was impaired by R2,0 billion, mainly due to the volatile macro-economic environment, and increased costs due to delays and poor labour productivity. This impairment was subsequently fully reversed in 2015, driven by the extension of the useful life of the asset to 2034.

		Property, plant and equipment	Assets under construction	Goodwill and other intangible assets	Total
	Business	2016	2016	2016	2016
Cash generating unit (CGU)	segmentation	Rm	Rm	Rm	Rm

Shale gas assets in Canada	Exploration and Production International	7 767	2 115	—	9 882
Lake Charles Chemicals Project — LDPE	Base Chemicals	—	956	—	956
Beetaloo exploration permit — Australia	Exploration and Production International	—	417	—	417
Methyl Isobutyl Ketone (MIBK) plant	Base Chemicals	521	16	—	537
Other	Various	136	82	310	528
		8 424	3 586	310	12 320

Sensitivity to changes in assumptions

Management has considered the sensitivity of the value-in-use calculations to various key assumptions such as crude oil and gas prices, commodity prices and exchange rates. These sensitivities have been taken into consideration in determining the required impairments and reversals of impairments. The following assets are particularly impacted by changes in key assumptions:

Sasol Canada — Shale gas assets

With regards to the impairment recognised in respect of the Sasol Canada shale gas assets, the value-in-use calculation is particularly sensitive to changes in the gas price, estimated ultimate recovery factor as well as changes in drilling and completion costs. These variables are interdependent and accordingly a 5% change in any of these variables could change the recoverable amount by R956 million — R1 695 million (CAD84 million — CAD149 million). Some of these factors are within the control of management and are monitored closely to minimise the impact of potential impairments. The gas price, however, is driven by global macro-economics, and hence cannot be controlled by management. We continue to monitor this asset for further impairments or signs of recovery indicating a reversal of impairment.

Base Chemicals — Lake Charles Chemicals Project

The Low Density Polyethylene (LDPE) derivative unit is particularly sensitive to changes in assumptions. An increase in project cost of US$500 million will result in an additional impairment of approximately US$100 million on the LDPE CGU. A 5% change in the ethane price assumption could change the recoverable amount by approximately R1 324 million (US$90 million). The pricing factors are outside of the control of management. We continue to monitor these assets, as well as the other derivative units within the LCCP complex for further impairments.

Sasol Limited group

Once-off items

(continued)

8                                         Remeasurement items affecting operating profit continued

Accounting policies:

Remeasurement items are items of income and expense recognised in the income statement that are less closely aligned to the operating or trading activities of the reporting entity and includes, inter alia, the impairment of non-current assets, profit or loss on disposal of non-current assets including businesses and equity accounted investments, and scrapping of assets. The group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether there is any indication of impairment. An impairment test is performed on all goodwill, intangible assets not yet in use and intangible assets with indefinite useful lives at each reporting date.

The recoverable amount of an asset is defined as the amount that reflects the greater of the fair value less costs of disposal and value in use that can be attributed to an asset as a result of its ongoing use by the entity. Value in use is estimated using a discounted cash flow model. The future cash flows are adjusted for risks specific to the asset and are discounted using a discount rate. This discount rate is derived from the group’s weighted average cost of capital and is adjusted where applicable to take into account any specific risks relating to the country where the asset or cash-generating unit is located. The rate applied in each country is reassessed each year. The recoverable amount may be adjusted to take into account recent market transactions for a similar asset.

Some assets are an integral part of the value chain but are not capable of generating independent cash flows because there is no active market for the product streams produced from these assets, or the market does not have the ability to absorb the product streams produced from these assets or it is not practically possible to access the market due to infrastructure constraints that would be costly to construct. Product streams produced by these assets form an input into another process and accordingly do not have an active market. These assets are classified as corporate assets in terms of IAS 36 when their output supports the production of multiple product streams that are ultimately sold into an active market.

The group’s corporate assets are allocated to the relevant cash generating unit based on a cost or volume contribution metric. Costs incurred by the corporate asset are allocated to the appropriate cash generating unit at cost. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the cash-generating unit to which the corporate asset belongs.

In Southern Africa, the coal value chain originates with feedstock mined in Secunda and Sasolburg and continues along the integrated processes of the operating business units, ultimately resulting in fuels and chemicals-based product lines. Similarly, the gas value chain starts with the feedstock obtained in Mozambique and continues along the refinement processes in Secunda and Sasolburg, ultimately resulting in fuels and chemicals-based product lines. The assets which support the different product lines, including corporate asset allocations, are considered to be separate cash generating units.

In the US, the ethylene value chain results in various chemicals-based product lines, sold into active markets. The assets which support the different chemicals-based product lines, including corporate asset allocations, are considered to be separate cash generating units.

In Europe, the identification of separate cash generating units is based on the various product streams that have the ability to be sold into active markets by the European business units.

By-products are sometimes produced incidentally from the main refinement processes and can be sold into active markets. When this is the case, the assets that are directly attributable to the production of the by-products, are classified as separate cash generating units. The cost of conversion of the by-product is compared against the by-products revenue when assessing the asset for impairment.

Exploration assets are tested for impairment when development of the property commences or whenever facts and circumstances indicate impairment. An impairment loss is recognised for the amount by which the exploration assets’ carrying amount exceeds their recoverable amount.

9              Acquisitions

	2016	2015	2014
for the year ended 30 June	Rm	Rm	Rm
Property, plant and equipment	—	—	159
Goodwill and other intangible assets	—	—	219
Long-term prepaid expenses	—	—	9
Inventories	—	—	287
Trade and other receivables	—	—	193
Cash and cash equivalents	—	—	527
Long-term debt	—	—	(20)
Long-term provisions	—	—	(61)
Deferred tax liabilities	—	—	(46)
Tax payable	—	—	(10)
Trade and other payables	—	—	(418)
Total fair value of assets and liabilities	—	—	839
Fair value of pre-existing interest in associate retained	—	—	(336)
Goodwill	—	—	16
Total consideration per the statement of cash flows	—	—	519
Comprising
Base Chemicals — Wesco China Limited associate	—	—	519
Total consideration	—	—	519

Sasol Limited group

Once-off items

(continued)

10           Disposals and scrapping

		2016	2015	2014
for the year ended 30 June	Note	Rm	Rm	Rm
Property, plant and equipment	17	348	298	294
cost		5 099	3 977	5 502
accumulated depreciation and impairment		(4 751)	(3 679)	(5 208)
Assets under construction	18	963	841	428
Goodwill and other intangible assets		107	239	160
cost		392	352	436
accumulated amortisation and impairment		(285)	(113)	(276)
Other long-term investments		—	—	23
Equity accounted investments — Uzbekistan GTL LLC		1 042	(21)	—
Long-term receivables and prepaid expenses		—	—	48
Assets in disposal group held for sale		126	796	2 254
Inventories		—	—	520
Trade and other receivables		—	—	773
Cash and cash equivalents		—	105	—
Long-term provisions	32	(356)	—	(166)
Post-retirement benefit obligations		—	—	(711)
Long-term deferred income		—	11	(44)
Liabilities in disposal groups held for sale		(43)	(201)	—
Short-term provisions		—	6	(11)
Tax payable		—	—	27
Trade and other payables		—	19	(543)
		2 187	2 093	3 052
Total consideration		772	1 210	1 952
consideration received		569	1 210	1 538
consideration still payable		—	—	(66)
consideration received in advance		—	—	480
consideration still receivable		203	—	—

		(1 415)	(883)	(1 100)
Realisation of accumulated translation effects		479	17	(326)
Net loss on disposal		(936)	(866)	(1 426)

Total consideration comprising

Base Chemicals — Investment in ASPC joint venture		—	—	2 325
Base Chemicals — Solvents Germany		—	—	(1 032)
Exploration and Production International — Farm down of Area A		464	—	—
Performance Chemicals — Sale of Baltimore land		92	—	—
Other		216	1 210	659
Total consideration		772	1 210	1 952

Significant disposal in 2016

Energy — Investment in Uzbekistan GTL joint venture

In light of the current economic environment, we reviewed our long-term strategic interest in the Uzbekistan Gas-to-Liquids (GTL) investment. We decided to withdraw from our equity participation by exercising a put option on 8 April 2016 for US$1. Accordingly, the disposal of the equity accounted investment with a carrying value of R1 042 million was accounted for on the date of exercise of the put option resulting in a net loss of R563 million, including the impact of the reclassification of the Foreign Currency Translation Reserve of R479 million.

Significant disposals in prior periods

Exploration and Production International — Exploration licences

In 2015, we withdrew from our Nigerian licences, recognising a loss on disposal of R569 million.

Base Chemicals — Sasol Solvents Germany

In 2014, the Solvents Germany GmbH assets were disposed of, resulting in a loss on disposal of R966 million (EUR67 million).

Base Chemicals — Investment in ASPC joint venture

In 2014, our 50% interest in ASPC was disposed of for a total purchase consideration of R3 606 million (US$365 million), incurring a loss of R198 million.

11           Disposal groups held for sale

	2016	2015
for the year ended 30 June	Rm	Rm
Assets in disposal groups held for sale
Energy — Land in Canada	569	—
Energy — Property and mineral rights in Lake DeSmet	264	—
Energy — Investment in Naledi Petroleum Holdings (Pty) Ltd	—	49
Group Functions — Investment in Oxis Energy Limited	212	—
Other	19	40
	1 064	89
Liabilities in disposal groups held for sale
Energy — Investment in Naledi Petroleum Holdings (Pty) Ltd	—	(15)
	—	(15)
Business segmentation
Mining	16	—
Energy	836	34
Performance Chemicals	—	40
Group Functions	212	—
Total operations	1 064	74

Accounting policies:

A non-current asset or disposal group (a business grouping of assets and their related liabilities) is designated as held for sale when its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The classification as held for sale of a non-current asset or disposal group occurs when it is available for immediate sale in its present condition and the sale is highly probable. A sale is considered highly probable if management is committed to a plan to sell the non-current asset or disposal group, an active divestiture programme has been initiated, the non-current asset or disposal group is marketed at a price reasonable to its fair value and the disposal will be completed within one year from classification.

Where a disposal group held for sale will result in the loss of control or joint control of a subsidiary or joint operation, respectively, all the assets and liabilities of that subsidiary or joint operation are classified as held for sale, regardless of whether a non-controlling interest in the former subsidiary or an ongoing interest in the joint operation is to be retained after the sale.

Where a disposal group held for sale will result in the loss of joint control of a joint venture or significant influence of an associate, the full investment is classified as held for sale. Equity accounting ceases from the date the joint venture or associate is classified as held for sale.

Before classification of a non-current asset or disposal group as held for sale, it is reviewed for impairment. The impairment loss charged to the income statement is the excess of the carrying amount of the non-current asset over its expected fair value less costs to sell.

No depreciation or amortisation is provided on non-current assets from the date they are classified as held for sale.

Sasol Limited group

Taxation

12                                           Taxation

		2016	2015	2014
for the year ended 30 June	Note	Rm	Rm	Rm
South African normal tax		5 826	5 673	10 717
current year		6 084	6 036	10 756
prior years		(258)	(363)	(39)

Dividend withholding tax		86	80	82
Foreign tax		2 420	3 077	2 130
current year		2 704	3 101	2 184
prior years		(284)	(24)	(54)

Income tax		8 332	8 830	12 929
Deferred tax — South Africa	13	1 894	5 425	1 256
current year		1 878	5 521	1 248
prior years		16	(96)	8

Deferred tax — foreign	13	(1 535)	176	511
current year		(734)	152	532
prior years		81	28	(10)
recognition of previously unrecognised deferred tax assets*		(945)	—	(14)
tax rate change		63	(4)	3

		8 691	14 431	14 696

* Included in the charge per the income statement is the recognition of deferred tax assets not previously recognised, due to the uncertainty previously surrounding the utilisation thereof. In 2016, a deferred tax asset was recognised for the first time upon approval of the Production Sharing Agreement (PSA) licence area’s Field Development Plan (FDP) in Mozambique.

Regional analysis
South Africa	7 806	11 178	12 055
Rest of Africa	(526)	472	956
Europe	1 137	1 280	57
United States of America	183	1 402	1 547
Other	91	99	81
Total operations	8 691	14 431	14 696

	2016	2015	2014
Reconciliation of effective tax rate	%	%	%
The table below shows the difference between the South African enacted tax rate (28%) compared to the tax rate in the income statement.
Total income tax expense differs from the amount computed by applying the South African normal tax rate to profit before tax. The reasons for these differences are:
South African normal tax rate	28,0	28,0	28,0
Increase in rate of tax due to
disallowed preference share dividend	1,2	0,5	0,5
disallowed expenditure(1)	4,3	1,6	3,2
disallowed share-based payment expenses	0,2	0,1	0,2
translation differences	1,1	—	—
different tax rates	1,0	2,0	1,9
tax losses not recognised(2)	13,1	3,4	4,0
other adjustments	1,2	0,2	0,7
	50,1	35,8	38,5
Decrease in rate of tax due to exempt income(3)	(0,8)	(1,2)	(2,2)
share of profits of equity accounted investments	(0,6)	(1,3)	(2,8)
exempt income on reversal of EGTL provision	(2,7)	—	—
recognition of previously unrecognised deferred tax assets	(4,0)	—	—
utilisation of tax losses	(0,7)	—	(0,1)
investment incentive allowances	(2,4)	(0,6)	(0,3)
prior year adjustments	(1,9)	(1,0)	(0,2)
other adjustments	(0,4)	—	(0,3)
Effective tax rate	36,6	31,7	32,6
Adjusted effective tax rate(4)	28,2	33,0	31,4

(1)         2016 includes the loss on disposal of investment in Uzbekistan GTL joint venture of R563 million (refer to note 10) and other non-deductible expenses incurred not deemed to be in the production of taxable income.

(2)         The increase in tax losses not recognised in 2016 results mainly from the R9,9 billion impairment of the Canadian shale gas asset in the current year for which no deferred tax asset was raised. Refer note 8.

(3)         The increase in exempt income during 2014 relates to the reduction of the fine imposed on Performance Chemicals (Wax) by the European Union in 2008.

(4)         Effective tax rate adjusted for equity accounted investments, remeasurement items and, in 2016, the reversal of EGTL provision.

13                                                    Deferred tax

		2016	2015
for the year ended 30 June	Note	Rm	Rm
Reconciliation
Balance at beginning of year		20 818	15 103
Current year charge		(975)	5 349
per the income statement	12	359	5 601
per the statement of comprehensive income		(1 334)	(252)
Foreign exchange differences recognised in income statement		487	225
Translation of foreign operations		(28)	141
Balance at end of year		20 302	20 818

Comprising
Deferred tax assets		(3 389)	(1 752)
Deferred tax liabilities		23 691	22 570
		20 302	20 818

Deferred tax assets and liabilities are determined based on the tax status and rates of the underlying entities.

Sasol Limited group

Taxation

(continued)

13                                  Deferred tax continued

	2016	2015
for the year ended 30 June	Rm	Rm
Attributable to the following tax jurisdictions
South Africa	20 843	18 756
United States of America	104	1 149
Germany	(758)	(312)
Italy	(498)	(469)
Mozambique	1 372	1 842
Gabon	(640)	(128)
Other	(121)	(20)
	20 302	20 818

Deferred tax is attributable to temporary differences on the following

Net deferred tax assets:
Property, plant and equipment	1 014	627
Short- and long-term provisions	(3 010)	(1 288)
Calculated tax losses	(1 843)	(873)
Other	450	(218)
	(3 389)	(1 752)

Net deferred tax liabilities:
Property, plant and equipment	30 199	28 034
Current assets	(848)	(407)
Short- and long-term provisions	(3 974)	(4 753)
Calculated tax losses	(174)	(321)
Financial liabilities	(1 236)	2
Other	(276)	15
	23 691	22 570

Deferred tax assets have been recognised for the carry forward amount of unused tax losses relating to the group’s operations where, among other things, taxation losses can be carried forward indefinitely and there is compelling evidence that it is probable that sufficient taxable profits will be available in the future to utilise all tax losses carried forward.

	2016	2015
Calculated tax losses	Rm	Rm
(before applying the applicable tax rate)
Available for offset against future taxable income	28 085	25 758
Utilised against the deferred tax balance	(6 985)	(4 057)
Not recognised as a deferred tax asset	21 100	21 701

Deferred tax assets not recognised on tax losses mainly relate to Sasol’s exploration and development entities, where future taxable income is uncertain.

Calculated tax losses carried forward that have not been recognised

Expiry between one and five years	7	95
Expiry thereafter	18 395	19 660
Indefinite life	2 698	1 946
	21 100	21 701

Unremitted earnings at end of year that would be subject to dividend withholding tax and after tax effect if remitted

Deferred tax liabilities are not recognised for the income tax effect that may arise on the remittance of unremitted earnings by foreign subsidiaries, joint operations, incorporated joint ventures and associates. It is management’s intention that, where there is no double taxation relief, these earnings will be permanently re-invested in the group.

	2016	2015
	Rm	Rm
Unremitted earnings at end of year that would be subject to dividend withholding tax	33 865	25 397
Europe	10 269	8 702
Rest of Africa	4 461	3 002
United States of America	17 796	12 630
Other	1 339	1 063

Tax effect if remitted	2 359	1 927
Europe	1 084	995
Rest of Africa	353	246
United States of America	890	631
Other	32	55

Dividend withholding tax

Dividend withholding tax is payable at a rate of 15% on dividends distributed to shareholders. Dividends paid to companies and certain other institutions and certain individuals are not subject to this withholding tax. This tax is not attributable to the company paying the dividend but is collected by the company and paid to the tax authorities on behalf of the shareholder.

On receipt of a dividend, the company includes the dividend withholding tax in its computation of the income tax expense in the period of such receipt.

	2016	2015
	Rm	Rm
Undistributed earnings at end of year that would be subject to dividend withholding tax withheld by the company on behalf of shareholders	162 558	159 151
Maximum withholding tax payable by shareholders if distributed to individuals	24 384	23 873

Sasol Limited group

Taxation

(continued)

14                                  Tax paid

		2016	2015	2014
for the year ended 30 June	Note	Rm	Rm	Rm
Net amounts (receivable)/unpaid at beginning of year		(658)	547	1 222
Acquisition of businesses		—	—	10
Net interest on tax		(72)	3	3
Income tax per income statement	12	8 332	8 830	12 929
Reclassification to/(from) held for sale		—	2	(4)
Foreign exchange differences recognised in income statement		66	37	18
Translation of foreign operations		52	(20)	16
		7 720	9 399	14 194
Net tax receivable/(payable) per statement of financial position		1 609	658	(547)
tax payable		(878)	(905)	(1 097)
tax receivable		2 487	1 563	550

Per the statement of cash flows		9 329	10 057	13 647

Comprising
Normal tax
South Africa		6 321	7 249	10 721
Foreign		2 922	2 728	2 843
Dividend withholding tax		86	80	83
		9 329	10 057	13 647

Accounting policies:

The income tax charge is determined based on net income before tax for the year and includes deferred tax and dividend withholding tax.

The current tax charge is the tax payable on the taxable income for the financial year applying enacted or substantively enacted tax rates and includes any adjustments to tax payable in respect of prior years.

Deferred tax is provided for using the liability method, on all temporary differences between the carrying amount of assets and liabilities for accounting purposes and the amounts used for tax purposes and on any tax losses. No deferred tax is provided on temporary differences relating to:

•                  the initial recognition of goodwill;

•                  the initial recognition (other than in a business combination) of an asset or liability to the extent that neither accounting nor taxable profit is affected on acquisition; and

•                  investments in subsidiaries, associates and interests in joint arrangements to the extent that the temporary difference will probably not reverse in the foreseeable future and the control of the reversal of the temporary difference lies with the parent, investor, joint venturer or joint operator.

The provision for deferred tax is calculated using enacted or substantively enacted tax rates at the reporting date that are expected to apply when the asset is realised or liability settled.

Deferred tax assets and liabilities are offset when the related income taxes are levied by the same taxation authority, there is a legally enforceable right to offset and there is an intention to settle the balances on a net basis.

Areas of judgement:

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be utilised. The provision of deferred tax assets and liabilities reflects the tax consequences that would follow from the expected recovery or settlement of the carrying amount of its assets and liabilities.

Sasol Limited group

Equity

15                                  Share capital

	2016	2015	2014
for the year ended 30 June	Rm	Rm	Rm

Issued share capital (as per statement of changes in equity)*	29 282	29 228	29 084

*       As at 30 June 2016, a total of R2 641 million represented by 8 809 886 Sasol ordinary shares (30 June 2015 — 8 809 886; 2014 — 8 809 886), representing 1,43% (30 June 2015 — 1,43%; 2014 — 1,43%) of the issued share capital of the company, excluding the Sasol Inzalo share transaction, is held by its subsidiary, Sasol Investment Company (Pty) Ltd. These shares are held as treasury shares and do not carry any voting rights. No shares were repurchased in 2016 (2015 — nil; 2014 — nil).

Number of shares
	2016	2015	2014
Authorised
Sasol ordinary shares of no par value	1 127 690 590	1 127 690 590	1 127 690 590
Sasol preferred ordinary shares of no par value	28 385 646	28 385 646	28 385 646
Sasol BEE ordinary shares of no par value	18 923 764	18 923 764	18 923 764
	1 175 000 000	1 175 000 000	1 175 000 000
Issued
Shares issued at beginning of year	679 480 362	678 935 812	677 186 362
Issued in terms of the Sasol Share Incentive Scheme	294 800	544 550	1 749 450
Shares issued at end of year	679 775 162	679 480 362	678 935 812
Comprising
Sasol ordinary shares of no par value	651 389 516	651 094 716	650 550 166
Sasol preferred ordinary shares of no par value	25 547 081	25 547 081	25 547 081
Sasol BEE ordinary shares of no par value	2 838 565	2 838 565	2 838 565
	679 775 162	679 480 362	678 935 812
Held in reserve
Allocated to the Sasol Share Incentive Scheme	—	306 900	858 950
Unissued shares	495 224 838	495 212 738	495 205 238
Sasol ordinary shares of no par value	476 301 074	476 288 974	476 281 474
Sasol preferred ordinary shares of no par value	2 838 565	2 838 565	2 838 565
Sasol BEE ordinary shares of no par value	16 085 199	16 085 199	16 085 199

	495 224 838	495 519 638	496 064 188

The Sasol preferred ordinary and BEE ordinary shares have voting rights attached to them and will be Sasol ordinary shares at the end of the term of the Sasol lnzalo share transaction.

The BEE ordinary shares rank parri passu with the Sasol Limited ordinary shares, and differ only in the fact that they are listed on the BEE segment of the JSE main board, and trading is restricted. Refer to note 36.2 for detail on the BEE shares.

The Sasol preferred ordinary shares rank pari passu with the Sasol ordinary shares and differ only in the fact that they are not listed and trading is restricted. The Sasol preferred ordinary shares carry a cumulative preferred dividend right with a dividend of R30,80 per annum, payable until 2018. The Sasol preferred ordinary shares are not redeemable.

The Sasol BEE ordinary shares receive dividends per share simultaneously with, and equal to, the Sasol ordinary shares.

Accounting policies:

When Sasol Limited’s shares are repurchased by a subsidiary, the amount of consideration paid, including directly attributable costs, is recognised as a deduction from shareholders’ equity. Repurchased shares are classified as treasury shares and are disclosed as a deduction from total equity. Where such shares are subsequently reissued, any consideration received is included in the statement of changes in equity. The resulting gain or loss on the transaction is transferred to or from retained earnings.

Funding activities and facilities

16                                  Long-term debt

		2016	2015
for the year ended 30 June	Note	Rm	Rm
Total long-term debt		79 877	42 066
Short-term portion		(1 862)	(2 797)
		78 015	39 269

Analysis of long-term debt
At amortised cost
Secured debt		47 899	11 034
Preference shares		11 972	12 113
Finance leases		1 606	1 532
Unsecured debt		19 588	17 774
Unamortised loan costs		(1 188)	(387)
		79 877	42 066

Reconciliation
Balance at beginning of year		42 066	25 921
Loans raised		34 967	15 115
proceeds from new loans		34 008	14 543
settlement of funding commitment on Canadian assets		821	—
finance leases acquired		138	572
Loans repaid		(3 120)	(1 663)
Interest accrued	6	530	408
Amortisation of loan costs	6	157	113
Translation effect of foreign currency loans		36	416
Translation of foreign operations		5 241	1 756
Balance at end of year		79 877	42 066

Interest-bearing status
Interest-bearing debt		78 941	41 400
Non-interest-bearing debt		936	666
		79 877	42 066

Maturity profile
Within one year		1 862	2 797
One to five years		24 669	15 946
More than five years		53 346	23 323
		79 877	42 066

Business segmentation
Mining		2 043	2 884
Exploration and Production International		853	—
Energy		6 062	3 888
Base Chemicals		24 483	6 971
Performance Chemicals		20 087	4 637
Group Functions		26 349	23 686
Total operations		79 877	42 066

Fair value of long-term debt

The fair value of long-term debt is based on the quoted market price for the same or similar instruments or on the current rates available for debt with the same maturity profile and with similar cash flows. Market related rates ranging between 2,9% and 13,0% were used to discount estimated cash flows based on the underlying currency of the debt.

	2016	2015
	Rm	Rm
Total long-term debt (before unamortised loan costs)*	81 027	42 866

*       The difference in the fair value of long-term debt in 2016 compared to the carrying value is mainly due to the prevailing market price of the debt instruments in the US and Inzalo preference shares debt at 30 June 2016.

Sasol Limited group

Funding activities and facilities

(continued)

16                                  Long-term debt continued

In terms of Sasol Limited’s memorandum of incorporation, the group’s borrowing powers are limited to twice the sum of its share capital and reserves (2016 — R414 billion; 2015 — R383 billion).

				Interest rate at	2016	2015
Terms of repayment	Security	Business	Currency	30 June 2016	Rm	Rm
Secured debt
Repayable in bi-annual instalments ending December 2021	Secured by assets under construction with a carrying value of R73 040 million (2015 — R24 099 million) and other assets with a carrying value of R18 608 million (2015 — R15 580 million)	Base and Performance Chemicals (US Operations)	US dollar	Libor +2,25%(1)	41 381	8 241
Repayable in quarterly instalments ending April 2021	Secured by assets under construction with a carrying value of R3 323 million (2015 — R1 107 million) and other assets with a carrying value of R571 million (2015 — R2 003 million)	Base Chemicals	US dollar	Libor +3,75%	3 058	2 557
Repayable in bi-annual instalments ending June 2022	Secured by property, plant and equipment with a carrying value of R4 481 million (2015 — Rnil)	Energy (Rompco)	Rand	Jibar +1,75%	3 274	—
Other secured debt		Various	Various	Various	186	236
					47 899	11 034

Preference shares
A preference shares repayable in semi-annual instalments between June 2008 and October 2018(2)	Secured by Sasol preferred ordinary shares held by the company	Group Functions (Inzalo)	Rand	Fixed 11,1% to 12,3%	1 636	1 801
B preference shares repayable between June 2008 and October 2018(2)	Secured by Sasol preferred ordinary shares held by the company	Group Functions (Inzalo)	Rand	Fixed 13,3% to 14,7%	1 163	1 163
C preference shares repayable October 2018(2),(3)	Secured by guarantee from Sasol Limited	Group Functions (Inzalo)	Rand	Variable 68% of prime	8 901	8 608
A preference shares repayable between March 2013 and October 2018(4)	Secured by preference shares held in Sasol Mining (Pty) Ltd	Mining (Ixia)	Rand	Fixed 10,0%	272	541
					11 972	12 113

(1)         The Libor exposure for 50% of the debt profile is hedged using an interest rate swap, under which the variable rate is swapped for a fixed rate. Refer to note 41.

(2)         A, B and C preference share debt was raised in 2008 within structured entities as part of the Sasol Inzalo share transaction (refer to note 36.2). Dividends on the A and B preference shares are payable in semi-annual instalments ending October 2018. Dividends on the C preference shares are payable on maturity in October 2018. It is required that 50% of the principal amount of the A preference shares is repaid between October 2008 and October 2018, with the balance of the debt repayable at the end date. The B and C preference share principals are repayable in October 2018, on maturity. The A Preference shares are secured by a first right over the Sasol preferred ordinary shares held by the structured entities, the B preference shares are secured by a second right over the Sasol preferred ordinary shares held by the structured entities. There is no direct recourse to Sasol Limited for the A and B preference shares. The Sasol preferred ordinary shares held may not be disposed of or encumbered in any way. The C preference shares are secured by a guarantee from Sasol Limited.

(3)         Additional C preference shares were issued in 2015 as part of the refinancing of the Sasol Inzalo transaction. The proceeds from the issue of preference shares was used by Sasol Inzalo to redeem the D preference shares held by Sasol Limited company, which was eliminated on consolidation. The refinancing of the C preference shares resulted in a reduction of the interest rate for the Inzalo group from 80% of prime to 68% of prime.

(4)         A preference shares debt was raised in 2011 within structured entities as part of the Sasol Ixia Coal broad-based black economic empowerment transaction. Dividends and the principal amount on these preference shares are payable on maturity between March 2013 and October 2018. The A Preference shares are secured by preference shares held in Sasol Mining (Pty) Ltd, a subsidiary of Sasol Mining Holdings (Pty) Ltd. These preference shares may not be disposed of or encumbered in any way.

				Interest rate at	2016	2015
Terms of repayment	Security	Business	Currency	30 June 2016	Rm	Rm
Finance leases
Repayable in monthly instalments over 10 to 30 years ending May 2041	Secured by plant and equipment with a carrying value of R1 738 million (2015 — R1 312 million)	Energy, Base and Performance Chemicals	Various	Fixed 4,0% to 16,6% and variable 8,2% to 13,3%	1 523	1 280
Other finance leases	Underlying assets	Various	Various	Various	83	252
					1 606	1 532
Total secured debt					61 477	24 679

				Interest rate at	2016	2015
Terms of repayment		Business	Currency	30 June 2016	Rm	Rm
Unsecured debt
Various repayment terms from December 2017 to January 2026		Various	Various	Various	1 809	1 445
Repayable in July 2018		Exploration and Production International	Canadian dollar	—	853	—
No fixed repayment terms		Energy	Rand	Fixed 8,0%	360	373
Repayable in November 2022(5)		Group Functions (Sasol Financing)	US dollar	Fixed 4,5%	14 791	12 241
Repayable in bi-annual instalments ending December 2018		Mining	Rand	Jibar +1,25%	1 775	2 350
Settled during the year					—	1 365
Total unsecured debt					19 588	17 774

Total long-term debt					81 065	42 453
Unamortised loan costs (amortised over period of debt using effective interest method)					(1 188)	(387)
					79 877	42 066
Short-term portion of long-term debt					(1 862)	(2 797)
					78 015	39 269

(5)         A US$1 billion bond, which is listed on the New York Stock Exchange, is recognised in Sasol Financing International Limited, a 100% owned subsidiary of the group. Sasol Limited has fully and unconditionally guaranteed the bond. There are no restrictions on the ability of Sasol Limited to obtain funds from the finance subsidiary by dividend or loan.

at 30 June 2016	Total facilities US$m	Utilised US$m	Remaining US$m	Rand equivalent
Lake Charles Chemicals Project funding profile
Term loan	3 995	2 810	1 185	17 425
Available cash, cash flow from operations and general borrowings	7 005	1 427	5 578	82 024
Total funding requirement	11 000	4 237	6 763	99 449

Sasol Limited group

Funding activities and facilities

(continued)

16                                  Long-term debt continued

			Contract amount	Rand equivalent	Utilisation including accrued interest
	Expiry date	Currency	million	Rm	Rm
2016
Banking facilities and debt arrangements
Sasol Financing
Uncommitted facilities
Commercial banking facilities	Various	Rand	250	250	—
Commercial banking facilities	Various	US dollar	60	882	—
Commercial paper	None	Rand	8 000	8 000	—
Committed facility
Commercial banking facilities	Various	Rand	3 000	3 000	—
Sasol Financing International Limited
Committed facilities
Revolving credit facility	None	US dollar	1 500	22 058	—
Debt arrangements
US Dollar Bond	November 2022	US dollar	1 000	14 705	14 791
Other Sasol businesses
Specific project asset finance
US Operations (funding of Lake Charles Chemicals Project)	December 2021	US dollar	3 995	58 746	41 381
Energy — Republic of Mozambique Pipeline Investments Company (Rompco)	June 2022	Rand	2 960	2 960	2 973
Energy — Republic of Mozambique Pipeline Investments Company (Rompco)	June 2022	Rand	2 700	2 700	301
Base Chemicals — High-density polyethylene plant	April 2021	US dollar	205	3 015	3 058
Mining — Mine replacement programme	December 2018	Rand	1 775	1 775	1 775
Energy — Clean Fuels II (Natref)	Various	Rand	622	622	622
Debt arrangements
Sasol Inzalo (preference shares)	October 2018	Rand	9 493	9 493	11 700
Mining (preference shares)	October 2018	Rand	265	265	272

Finance leases
Sasol Oil (Pty) Ltd	Various	Rand	804	804	804
Other debt arrangements		Various	3 662	3 662	3 662
				132 937	81 339
Unamortised loan costs					(1 188)
					80 151
Comprising
Long-term debt					79 877
Short-term debt					138
Bank overdraft					136
					80 151

Financial covenants

Certain of the above facilities and debt arrangements are subject to financial covenants based on key financial ratios.

No events of default occurred during the year.

Accounting policies:

Debt, which constitutes a financial liability, includes short-term and long-term debt. Debt is initially recognised at fair value, net of transaction costs incurred and is subsequently stated at amortised cost. Debt is classified as short-term unless the borrowing entity has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Debt is derecognised when the obligation in the contract is discharged, cancelled or has expired. Premiums or discounts arising from the difference between the fair value of debt raised and the amount repayable at maturity date are charged to the income statement as finance expenses based on the effective interest method.

Sasol Limited Group

Investing activities

Geographic segmentation

Total consolidated assets

	2016	2015	2014
for the year ended 30 June	Rm	Rm	Rm
South Africa	185 438	178 615	159 741
Rest of Africa	22 434	18 125	14 986
Europe	45 309	42 256	47 058
North America	113 822	64 726	39 222
South America	280	389	587
Asia, Australasia and Middle East	16 941	15 583	14,490
Total operations	384 224	319 694	276 084
Deferred tax	3 389	1 752	3 143
Tax receivable	2 487	1 563	550
Post-retirement benefit assets	614	590	487
Total consolidated assets	390 714	323 599	280 264

17 Property, plant and equipment

	Land	Buildings and improvements	Plant, equipment and vehicles	Mineral assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm

Carrying amount at 30 June 2015	1 758	5 930	105 393	22 741	135 822
Additions	6	166	1 182	1 031	2 385
to sustain existing operations	6	34	849	1 031	1 920
to expand operations	—	132	333	—	465
Settlement of funding commitment on Canadian assets	—	—	—	4 160	4 160
Net reclassification from/(to) other assets	—	36	(49)	14	1
Reduction in rehabilitation provisions capitalised	—	—	(1)	(93)	(94)
Projects capitalised	128	719	16 602	15 563	33 012
Reclassification to held for sale	(697)	(2)	—	—	(699)
Translation of foreign operations	159	243	3 352	1 398	5 152
Reversal of rehabilitation provisions capitalised	—	—	—	49	49
Disposals and scrapping	(2)	(23)	(280)	(43)	(348)
Current year depreciation charge	—	(496)	(10 908)	(4 558)	(15 962)
Impairment of property, plant and equipment	(23)	(51)	(2 017)	(6 333)	(8 424)
Carrying amount at 30 June 2016	1 329	6 522	113 274	33 929	155 054

17 Property, plant and equipment continued

	Land	Buildings and improvements	Plant, equipment and vehicles	Mineral assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm

Carrying amount at 30 June 2014	2 397	5 569	84 114	19 369	111 449
Additions	10	286	1 650	1 107	3 053
to sustain existing operations	—	158	1 519	1 107	2 784
to expand operations	10	128	131	—	269
Reclassification of property, plant and equipment	—	(212)	214	(2)	—
Reclassification to assets under construction	(693)	—	—	(4)	(697)
Reduction in rehabilitation provisions capitalised	—	—	(134)	(63)	(197)
Projects capitalised	12	803	28 107	6 385	35 307
Net reclassification to inventories	—	—	(86)	—	(86)
Reclassification from held for sale	—	—	2	—	2
Translation of foreign operations	32	20	484	(65)	471
Disposals and scrapping	—	(100)	(192)	(6)	(298)
Current year depreciation charge	—	(433)	(9 007)	(3 742)	(13 182)
Net impairment of property, plant and equipment	—	(3)	241	(238)	—
Carrying amount at 30 June 2015	1 758	5 930	105 393	22 741	135 822

2016
Cost	1 559	12 846	207 102	70 143	291 650
Accumulated depreciation and impairment	(230)	(6 324)	(93 828)	(36 214)	(136 596)
	1 329	6 522	113 274	33 929	155 054
2015
Cost	1 931	11 252	184 357	45 927	243 467
Accumulated depreciation and impairment	(173)	(5 322)	(78 964)	(23 186)	(107 645)
	1 758	5 930	105 393	22 741	135 822

2014
Cost	2 671	10 687	157 655	38 923	209 936
Accumulated depreciation and impairment	(274)	(5 118)	(73 541)	(19 554)	(98 487)
	2 397	5 569	84 114	19 369	111 449

	2016	2015
	Rm	Rm
Business segmentation
Mining	20 654	11 694
Exploration and Production International	14 780	12 731
Energy	39 891	37 077
Base Chemicals	36 457	34 109
Performance Chemicals	40 389	37 461
Group Functions	2 883	2 750
Total operations	155 054	135 822

Sasol Limited Group

Investing activities

(continued)

17 Property, plant and equipment continued

	2016	2015	2014
for the year ended 30 June	Rm	Rm	Rm
Additions to property, plant and equipment (cash flow)
Current year additions	2 385	3 053	4 977
Adjustments for non-cash items	(1 420)	(1 780)	(650)
movement in environmental provisions capitalised	(1 282)	(1 090)	(589)
other non-cash movements*	(138)	(690)	(61)

Per the statement of cash flows	965	1 273	4 327

*Includes plant, equipment and vehicles acquired by finance leases.

	2016	2015	2014
	Rm	Rm	Rm
Settlement of funding commitments on Canadian assets
Current year additions	4,160	—	—
Adjustments for non-cash items
long-term debt — payment due in July 2018	(821)	—	—

Per the statement of cash flows	3,339	—	—

In order to manage the Canadian shale gas assets through the low gas price environment, we concluded an agreement with our partner, Progress Energy to settle the outstanding funding commitment. The partnership agreed to slow down the pace of the appraisal and development and significantly reduce activities with a reduction in drilling activity to a one rig profile for the eighteen month period until December 2017.

	2016	2015
at 30 June	Rm	Rm

Leased assets
Carrying value of capitalised leased assets (included in plant, equipment and vehicles)	1 774	1 834
cost	2 782	2 706
accumulated depreciation	(1 008)	(872)

Capital commitments (excluding equity accounted investments)

Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	143 380	109 448
Authorised but not yet contracted for	95 590	66 266
Less expenditure to the end of year	(101 684)	(59 478)
	137 286	116 236

to sustain existing operations	19 327	18 474
to expand operations	117 959	97 762
Estimated expenditure
Within one year	75 134	67 130
One to five years	62 152	49 106
	137 286	116 236
Business segmentation
Mining	3 563	3 837
Exploration and Production International	23 648	5 264
Energy	9 588	8 949
Base Chemicals	51 449	51 123
Performance Chemicals	48 422	46 212
Group Functions	616	851
Total operations	137 286	116 236

Significant capital commitments at 30 June comprise of:

			2016	2015
Project	Project location	Business segment	Rm	Rm
Lake Charles Chemicals Project	United States	Base and Performance Chemicals	88 683	84 989
Mozambique exploration and development	Mozambique	Exploration and Production International	19 329	1 837
Shutdown and major statutory maintenance	Secunda	Energy, Base and Performance Chemicals	4 015	3 749
Air Liquide - air separation unit	Secunda	Energy, Base and Performance Chemicals	2 018	—
Loop Line 2 project	Mozambique	Energy	1 721	470
High-density polyethylene plant	United States	Base Chemicals	1 115	2 314
Shondoni colliery to maintain Middelbult colliery operation	Secunda	Mining	1 041	1 398
Fischer-Tropsch wax expansion project	Sasolburg	Performance Chemicals	950	2 059
Canadian shale gas asset	Canada	Exploration and Production International	692	2 511
Coal tar filtration east project	Secunda	Energy, Base and Performance Chemicals	379	1 231
Other capital commitments	Various	Various	17 343	15 678
			137 286	116 236

Accounting policies:

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Land is not depreciated.

When plant and equipment comprises major components with different useful lives, these components are accounted for as separate items.

Depreciation of mineral assets on producing oil and gas properties is based on the units-of-production method calculated using estimated proved developed reserves.

Life-of-mine coal assets are depreciated using the units-of-production method and is based on proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefits from the utilisation of those assets. Other coal mining assets are depreciated on the straight-line method over their estimated useful lives.

Depreciation of property acquisition costs, capitalised as part of mineral assets in property, plant and equipment, is based on the units-of-production method calculated using estimated proved reserves.

Property, plant and equipment, other than mineral assets, is depreciated to its estimated residual value on a straight-line basis over its expected useful life.

Areas of judgement:

The depreciation methods, estimated remaining useful lives and residual values are reviewed at least annually. The estimation of the useful lives of property, plant and equipment is based on historic performance as well as expectations about future use and therefore requires a significant degree of judgement to be applied by management.

The following depreciation rates apply in the group:

Buildings and improvements	2 – 5%
Retail convenience centres	3 – 5%
Plant	4 – 5%
Equipment	10 – 33%
Vehicles	10 – 33%
Mineral assets	Units of production over life of related reserve base	units
Life-of-mine coal assets	Units of production	units

Sasol Limited Group

Investing activities

(continued)

18 Assets under construction

	Property, plant and equipment under construction	Other intangible assets under development	Exploration and evaluation assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm
Balance at 30 June 2015	57 001	1 721	3 255	61 977
Additions	68 766	499	1 584	70 849
to sustain existing operations	16 028	325	—	16 353
to expand operations	52 738	174	1 584	54 496
Net reclassification from/(to) other assets	90	(21)	—	69
Finance costs capitalised	2 253	—	—	2 253
Impairment of assets under construction	(1 870)	—	(1 716)	(3 586)
Write-off of unsuccessful exploration wells	—	—	3	3
Reclassification to disposal groups held for sale	—	—	(128)	(128)
Projects capitalised	(30 221)	(873)	(2 791)	(33 885)
Translation of foreign operations	6 945	211	266	7 422
Disposals and scrapping	(779)	(67)	(117)	(963)
Balance at 30 June 2016	102 185	1 470	356	104 011

	Property, plant and equipment under construction	Other intangible assets under development	Exploration and evaluation assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm
Balance at 30 June 2014	45 255	559	5 506	51 320
Additions	42 267	731	775	43 773
to sustain existing operations	18 300	729	—	19 029
to expand operations	23 967	2	775	24 744
Reclassification of assets under construction	(623)	623	—	—
Finance costs capitalised	1 118	—	—	1 118
Net impairment of assets under construction	462	—	(1 290)	(828)
Reduction in rehabilitation provisions capitalised	—	—	(80)	(80)
Reclassification from property, plant and equipment	694	3	—	697
Reclassification to inventories	(56)	—	—	(56)
Projects capitalised	(34 167)	(266)	(1 140)	(35 573)
Translation of foreign operations	2 439	74	(66)	2 447
Disposals and scrapping	(388)	(3)	(450)	(841)
Balance at 30 June 2015	57 001	1 721	3 255	61 977

	2016	2015
for the year ended 30 June	Rm	Rm
Business segmentation
Mining	1 446	8 673
Exploration and Production International	5 165	6 426
Energy	11 197	10 431
Base Chemicals	44 414	17 984
Performance Chemicals	41 044	17 123
Group Functions	745	1 340
Total operations	104 011	61 977

	2016	2015	2014
Additions to assets under construction (cash flow)	Rm	Rm	Rm
Current year additions	70 849	43 773	34 341
Adjustments for non-cash items	(1 427)	(19)	30
cash flow hedge accounting	(2)	(5)	40
movement in environmental provisions capitalised	(1 425)	(14)	(10)

Per the statement of cash flows	69 422	43 754	34 371

The group hedges its exposure in South Africa to foreign currency risk in respect of its significant capital projects. This is done primarily by means of forward exchange contracts. Cash flow hedge accounting is applied to these hedging transactions and accordingly, the effective portion of any gain or loss realised on these contracts is adjusted against the underlying item of assets under construction.

Sasol Limited Group

lnvesting activities

(continued)

18                                  Assets under construction continued

Capital expenditure (cash flow)

As part of the normal plant operations, the group incurs capital expenditure to replace or modify significant components of the plant to maintain the useful lives of the plant operations and improve plant efficiencies.

Projects to sustain operations	Project location	Business segment	2016 Rm	2015 Rm
Shutdown and major statutory maintenance	Secunda	Energy, Base and Performance Chemicals	3 285	3 219
Coal tar filtration east project	Secunda	Energy, Base and Performance Chemicals	852	585
Shondoni colliery to maintain Middelbult colliery operation	Secunda	Mining	842	1 226
Volatile organic compounds abatement programme	Secunda	Energy, Base and Performance Chemicals	669	627
Refurbishment of equipment	Secunda and Sasolburg	Mining	576	556
Impumelelo colliery to maintain Brandspruit colliery operation	Secunda	Mining	385	1 070
Gabon exploration and development	Gabon	Exploration and Production International	382	856
Replacement of tar tanks and separators	Secunda	Energy, Base and Performance Chemicals	311	589
Expenditure related to environmental obligations	Various	Various	474	563
Expenditure incurred relating to safety regulations	Various	Various	917	537
Other projects to sustain existing operations (less than R500 million)	Various	Various	7 654	9 113
			16 347	18 941

Projects to expand operations	Project location	Business segment
Lake Charles Chemicals Project	United States	Base and Performance Chemicals	42 375	13 977
Canadian shale gas asset	Canada	Exploration and Production International	3 286	2 924
High-density polyethylene plant	United States	Base Chemicals	1 832	620
Loop Line 2 project	Mozambique	Energy	1 149	490
Fischer-Tropsch wax expansion project	Sasolburg	Performance Chemicals	1 109	1 804
Mozambique exploration and development	Mozambique	Exploration and Production International	1 025	571
C3 Expansion project	Secunda	Base Chemicals	551	405
Gas-to-liquids project in North America	United States	Energy and Performance Chemicals	154	1 464
Other projects to expand operations (less than R500 million)	Various	Various	1 594	2 558
			53 075	24 813
Per the statement of cash flows			69 422	43 754

Project-related performance guarantees

Project	Description	Guarantor	Maximum guaranteed amount Rm	Liability recognised Rm
Lake Charles Chemicals Project

Completion guarantees and sureties issued in respect of the Lake Charles Chemicals Project. This includes a loan facility of US$3 995 million, of which US$2 814 million has been recognised (including accrued interest).

		Sasol Limited/Sasol Financing	58 746	41 381
Ineos joint venture - Gemini

Completion guarantee issued in respect of the Gemini joint arrangement US$420 million loan, in which Sasol has a 50% share (US$210 million). Repayments are made quarterly, and the current balance on the loan is US$208 million, representing the maximum exposure to the group.

		Sasol Financing	3 058	3 058
Mining Replacement Programme	Guarantees in respect of mine replacement programme.	Sasol Limited	1 775	1 775
Loop Line 2 Project	Guarantees issued in respect of the Loop Line 2 development.	Sasol Financing	2 700	301

Accounting policies:

Assets under construction

Assets under construction are non-current assets, which includes land and expenditure capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment, intangible assets and exploration assets. The cost of self-constructed assets includes expenditure on materials, direct labour and an allocated proportion of project overheads. Cost also includes the estimated costs of dismantling and removing the assets and site rehabilitation costs to the extent that they relate to the construction of the asset as well as gains or losses on qualifying cash flow hedges attributable to that asset. When regular major inspections are a condition of continuing to operate an item of property, plant and equipment, and plant shutdown costs will be incurred, an estimate of these shutdown costs are included in the carrying value of the asset at initial recognition. Land acquired, as well as costs capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment are classified as part of assets under construction.

Finance expenses in respect of specific and general borrowings are capitalised against qualifying assets as part of assets under construction. Where funds are borrowed specifically for the purpose of acquiring or constructing a qualifying asset, the amount of finance expenses eligible for capitalisation on that asset is the actual finance expenses incurred on the borrowing during the period less any investment income on the temporary investment of those borrowings.

Where funds are made available from general borrowings and used for the purpose of acquiring or constructing qualifying assets, the amount of finance expenses eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on these assets. The capitalisation rate is the weighted average of the interest rates applicable to the borrowings of the group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining qualifying assets. The amount of finance expenses capitalised will not exceed the amount of borrowing costs incurred.

Sasol Limited Group

lnvesting activities

(continued)

18                                  Assets under construction continued

Exploration assets

Exploration assets comprise capitalised expenditure relating to the exploration for and evaluation of mineral resources (coal, oil and gas). Mineral assets comprise capitalised expenditure relating to producing coal, oil and gas properties, including development costs and previously capitalised exploration assets.

Oil and gas

The successful efforts method is used to account for natural oil and gas exploration, evaluation and development activities.

Property and licence acquisition costs as well as development cost, including expenditure incurred to drill and equip development wells on proved properties, are capitalised as part of assets under construction and transferred to mineral assets in property, plant and equipment when the assets begin producing.

On completion of an exploratory well or exploratory-type stratigraphic test well, the entity will be able to determine if there are oil or gas resources. The classification of resources as proved reserves depends on whether development of the property is economically feasible and recoverable in the future, under existing economic and operating conditions, and if any major capital expenditure to develop the property as a result of sufficient quantities of additional proved reserves being identified is justifiable, approved and recoverable.

The cost of exploratory wells through which potential proved reserves may be or have been discovered, and the associated exploration costs are capitalised as exploration and evaluation assets in assets under construction. These costs remain capitalised pending the evaluation of results and the determination of whether there are proved reserves.

The following conditions must be met for these exploration costs to remain capitalised:

•             Sufficient progress is being made in assessing the oil and gas resources, including assessing the economic and operating viability with regards to developing the property.

•             It has been determined that sufficient oil and gas resources or reserves exist which are economically viable based on a range of technical and commercial considerations to justify the capital expenditure required for the completion of the well as a producing well, either individually or in conjunction with other wells.

Progress in this regard is reassessed at each reporting date and is subject to technical, commercial and management review to ensure sufficient justification for the continued capitalisation of such qualifying exploration and evaluation expenditure as an exploration and evaluation asset as part of assets under construction. If both of the above conditions are not met or if information is obtained that raise substantial doubt about the economic or operating viability, the costs are charged to the income statement.

Exploratory wells and exploratory-type stratigraphic test wells can remain suspended on the statement of financial position for several years while additional activity including studies, appraisal, drilling and/or seismic work on the potential oil and gas field is performed or while the optimum development plans and timing are established in the absence of impairment indicators.

Expenditures relating to dry exploratory wells are charged to the income statement when the well is identified as being dry and the costs of carrying and retaining undeveloped properties are charged to the income statement as incurred. At each reporting date, exploration and evaluation assets are assessed for impairment.

Coal mining

Coal mining exploration and evaluation expenditure is charged to the income statement until completion of a final feasibility study supporting proved and probable coal reserves. Expenditure incurred subsequent to proved and probable coal reserves being identified is capitalised as exploration assets in assets under construction.

Expenditure on producing mines or development properties is capitalised when excavation or drilling is incurred to extend reserves or further delineate existing proved and probable coal reserves. All development expenditure incurred after the commencement of production is capitalised to the extent that it gives rise to probable future economic benefits.

A unit is considered to be produced once it  has been removed from underground and taken to the surface, passed the bunker and has been transported by conveyor over the scale of the shaft head. The calculation is based on proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefits from the utilisation of those assets. Inaccessible reserves are excluded from the calculation.

19                                  Goodwill and other intangible assets

	2016	2015
	Rm	Rm

Comprising
Goodwill	469	590
Software	1 258	747
Patents and trademarks	127	129
Emission rights	132	183
Other	694	644
Carrying value	2 680	2 293

Cost	9 336	7 187
Accumulated depreciation and impairment	(6 656)	(4 894)
	2 680	2 293

Accounting policies:

Intangible assets with finite useful lives (software, patents etc.) are amortised on a straight-line basis over their estimated useful lives.

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates.

Research expenditure relating to gaining new technical knowledge and understanding is charged to the income statement when incurred.

Development expenditure relating to the production of new or substantially improved products or processes is capitalised if the costs can be measured reliably, the products or processes are technically and commercially feasible, future economic benefits are probable, and the group intends to and has sufficient resources to complete development and to use or sell the asset. All remaining development expenditure is charged to the income statement.

Cost includes expenditure on materials, direct labour and an allocated proportion of project overheads. Purchased software and the direct costs associated with the customisation and installation thereof are capitalised.

Expenditure on internally-developed software is capitalised if it meets the criteria for capitalising development expenditure. Expenditure on purchased patents and trademarks is capitalised. Expenditure incurred to extend the term of the patents or trademarks is capitalised.

Areas of judgement:

The amortisation methods and estimated remaining useful lives are reviewed at least annually. The estimation of the useful lives of other intangible assets is based on historic performance as well as expectations about future use and therefore requires a significant degree of judgement to be applied by management. Intangible assets with indefinite useful lives are not amortised but are tested at each reporting date for impairment. The assessment that the estimated useful lives of these assets are indefinite is reviewed at least annually.

The following amortisation rates, based on the estimated useful lives of the respective assets were applied:

Software	17 – 33%
Patents and trademarks	20%
Other intangible assets	6 – 33%

Sasol Limited Group

lnvesting activities

(continued)

20           Long-term receivables and prepaid expenses

	2016	2015
for the year ended 30 June	Rm	Rm
Total long-term receivables	3 777	2 957
Short-term portion	(1 738)	(1 405)
	2 039	1 552
Long-term prepaid expenses	733	239
	2 772	1 791

Comprising:
Long-term joint operations receivables (interest bearing)	667	628
Long-term loans	1 372	924
	2 039	1 552

Impairment of long-term loans and receivables

Long-term loans and receivables that are not passed their due date are not considered to be impaired, except in situations where they are part of individually impaired long-term loans and receivables.

21           Equity accounted investments

	2016	2015
for the year ended 30 June	Rm	Rm
Amounts recognised in the statement of financial position:
Investments in joint ventures and associates	13 118	11 870

	2016	2015	2014
	Rm	Rm	Rm
Amounts recognised in the income statement:
Share of profits of equity accounted investments, net of tax	509	2 057	4 144
share of profits	522	2 056	4 157
remeasurement items	(13)	1	(13)

Amounts recognised in the statement of cash flows:
Dividends received from equity accounted investments	887	2 812	4 717

At 30 June,  the group’s interest in equity accounted investments and the total carrying values were:

	Country of		Interest	2016	2015
Name	incorporation	Nature of activities	%	Rm	Rm
Joint ventures
ORYX GTL Limited	Qatar	GTL plant	49	8 622	7 201
Sasol Huntsman GmbH & co KG	Germany	Manufacturing of chemical products	50	974	827
Petronas Chemicals LDPE Sdn Bhd	Malaysia	Manufacturing and marketing of low-density polyethylene pellets	40	671	632
Uzbekistan GTL LLC(1)	Uzbekistan	GTL plant	—	—	815
Sasol Dyno Nobel (Pty) Ltd	South Africa	Manufacturing and distribution of explosives	50	249	245
Sasol Chevron Holdings Limited	Bermuda	Marketing of Escravos GTL products	50	302	212

Associates
Petronas Chemicals Olefins Sdn Bhd*	Malaysia	Ethane and propane gas cracker	12	1 341	939
Escravos GTL (EGTL)**	Nigeria	GTL plant	10	850	763
Other equity accounted investments			Various	109	236
Carrying value of investments				13 118	11 870

(1)         On 8 April 2016, we exercised our put option to exit the project for US$1. Accordingly, the disposal was accounted for on the date of exercise of the put option resulting in a net loss of R563 million, including the impact of the foreign currency translation reserve (FCTR) relating to the equity accounted investment which was reclassified from equity to profit and loss on the same date.

*                 Although the group holds less than 20% of the voting power of Petronas Chemicals Olefins Sdn Bhd, the group exercises significant influence with regards to the management of the venture.

**        Although the group holds less than 20% of the voting power of EGTL, the group has significant influence with regards to the management and technical support to the plant.

Summarised financial information for the group’s share of equity accounted investments which are not material***

	2016	2015
for the year ended 30 June	Rm	Rm
Operating profit	285	406
Profit before tax	259	434
Taxation	(213)	(235)
Profit and total comprehensive income for the year	46	199

*** The financial information provided represents the group’s share of the results of the equity accounted investments.

	2016	2015
Capital commitments relating to equity accounted investments	Rm	Rm

Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained up to the reporting date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	175	716
Authorised but not yet contracted for	756	691
Less expenditure to the end of year	(323)	(759)
	608	648

Sasol Limited Group

lnvesting activities

(continued)

21           Equity accounted investments continued

Summarised financial information for the group’s material equity accounted investments

In accordance with the group’s accounting policy, the results of joint ventures and associates are equity accounted. The information provided below represents the group’s material joint venture. The financial information presented includes the full financial position and results of the joint venture and includes intercompany transactions and balances.

	Joint venture

	ORYX GTL Limited
	2016	2015
for the year ended 30 June	Rm	Rm
Summarised statement of financial position
Non-current assets	15 311	12 150
property, plant and equipment	14 416	10 407
assets under construction	630	1 508
other non-current assets	265	235
Current assets	5 713	4 492
cash and cash equivalents	1 838	705
other current assets	3 875	3 787

Total assets	21 024	16 642
Non-current liabilities	446	960
long-term debt	265	222
long-term provisions	107	87
other non-current liabilities	74	651
Current liabilities	2 982	985
Total liabilities	3 428	1 945
Net assets	17 596	14 697
Summarised income statement
Turnover	6 697	10 205
Depreciation and amortisation	(1 215)	(1 166)
Other operating expenses	(5 240)	(5 172)
Operating profit	242	3 867
Finance income	9	10
Finance expense	(10)	(2)
Net profit before tax	241	3 875
Taxation	703	(83)
Profit and total comprehensive income for the year	944	3 792
The group’s share of profits of equity accounted investment	463	1 858
Reconciliation of summarised financial information
Net assets at the beginning of the year	14 697	13 345
Profit for the year	944	3 792
Foreign translation differences	3 022	2 163
Dividends paid	(1 067)	(4 603)
Net assets at the end of the year	17 596	14 697
Carrying value of equity accounted investment	8 622	7 201

The year-end for ORYX GTL Limited is 31 December.

The carrying value of the investment represents the group’s interest in the net assets thereof.

Contingent liabilities

There were no contingent liabilities at 30 June 2016 relating to joint ventures or associates.

The following performance guarantees are in place relating to the group’s investment in equity accounted investments:

Investment	Description	Guarantor	Maximum guaranteed amount Rm	Liability recognised Rm
EGTL	Sasol Limited has issued a performance guarantee for the obligations of its associate Escravos GTL in Nigeria, for the duration of the investment in the associate to an amount of US$250 million (R 3 677 million). In addition, Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to US$60 million (R882 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Corporation.	Sasol Limited	4,559	—
ORYX GTL

Sasol Limited has issued a guarantee for obligations in respect of the ORYX GTL Limited in Qatar. This includes a guarantee for the take-or-pay obligations of a wholly owned subsidiary under the gas sale and purchase agreement (GSPA) entered into between ORYX GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary’s 49% shareholding in ORYX GTL Limited. Sasol’s exposure is limited to US$180 million (R2 639 million). In terms of the GSPA, ORYX GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should ORYX GTL terminate the GSPA prematurely, Sasol Limited’s wholly owned subsidiary will be obliged to take or pay for its 49% share of the contracted gas requirements. The term of the GSPA is 25 years from the date of commencement of operations. The project was commissioned in April 2007.

		Sasol Limited	2,639	—

Sasol Limited Group

lnvesting activities

(continued)

21           Equity accounted investments continued

Impairment testing of equity accounted investments

Based on impairment indicators at each reporting date, impairment tests in respect of investments in joint ventures and associates are performed. The recoverable amount of the investment is compared to the carrying amount, as described in note 8, to calculate the impairment.

	2016	2015
for the year ended 30 June	Rm	Rm
Business segmentation
Mining	4	—
Energy	9 879	9 097
Base Chemicals	3 235	2 643
Group Functions	—	130
Total carrying value of equity accounted investments	13 118	11 870

There are no significant restrictions on the ability of the joint ventures or associate to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

Accounting policies:

The financial results of associates and joint ventures are included in the group’s results according to the equity method from acquisition date until the disposal date. Under the equity method, investments in associates and joint ventures are recognised initially at cost. Subsequent to the acquisition date, the group’s share of profits or losses of associates and joint ventures is charged to the income statement as equity accounted earnings and its share of movements in equity reserves is recognised as other comprehensive income or equity as appropriate. A joint venture is a joint arrangement in which the parties have joint control with rights to the net assets of the arrangement. An associate is an entity, other than a subsidiary, joint venture or joint operation, in which the group has significant influence, but no control or joint control, over financial and operating policies. Associates and joint ventures whose financial year-ends are within three months of 30 June are included in the consolidated financial statements using their most recently audited financial results. Adjustments are made to the associates’ and joint ventures financial results for material transactions and events in the intervening period.

Areas of judgement:

Joint ventures and associates are assessed for materiality in relation to the group using a number of factors such as investment value, strategic importance and monitoring by those charged with governance.

ORYX GTL is considered to be material as it is closely monitored and reported on to the decision makers and is considered to be a strategically material investment.

22           Interest in joint operations

At 30 June, the group’s interest in material joint operations were:

	Country of		% of equity owned
Name	incorporation	Nature of activities	2016	2015
Sasol Canada	Canada	Development of shale gas reserves and production and marketing of shale gas	50	50
Natref	South Africa	Refining of crude oil	64	64

The information provided is Sasol’s share of the joint operations and includes intercompany transactions and balances.

	Sasol Canada	Natref	Other*	Total 2016	Total 2015
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm
Statement of financial position
External non-current assets	9 108	2 632	5 294	17 034	16 624
property, plant and equipment(1)	8 662	1 944	1 914	12 520	12 527
assets under construction	446	682	3 323	4 451	4 041
other non-current assets	—	6	57	63	56
External current assets	1 758	324	1 239	3 321	5 064
Intercompany current assets	—	326	63	389	413
Total assets	10 866	3 282	6 596	20 744	22 101
Shareholders’ equity	8 629	265	1 168	10 062	13 471
Long-term debt (interest bearing)	853	1 427	3 240	5 520	4 062
Intercompany long-term debt	—	653	285	938	921
Long-term provisions	943	83	—	1 026	558
Other non-current liabilities	—	415	—	415	503
Interest-bearing current liabilities	—	278	121	399	393
Non-interest-bearing current liabilities	441	134	283	858	996
Intercompany current liabilities	—	27	1 499	1 526	1 197
Total equity and liabilities	10 866	3 282	6 596	20 744	22 101
Income statement
Turnover	466	1 800	1 451	3 717	3 114
Operating (loss)/profit(2)	(10 957)	374	88	(10 495)	(2 067)
Other expenses	(12)	(194)	(171)	(377)	(218)
Net (loss)/profit before tax	(10 969)	180	(83)	(10 872)	(2 285)
Taxation	—	(10)	—	(10)	(50)
Attributable (loss)/profit	(10 969)	170	(83)	(10 882)	(2 335)
Statement of cash flows
Cash flow from operations	373	749	263	1 385	1 240
Movement in working capital	(155)	—	(327)	(482)	(70)
Taxation paid	—	(96)	(5)	(101)	(37)
Other expenses	—	(195)	(328)	(523)	(389)
Cash available from operations	218	458	(397)	279	744
Dividends paid	—	(139)	—	(139)	(127)
Cash retained from operations	218	319	(397)	140	617
Cash flow from investing activities(1)	(7 449)	(284)	(1 815)	(9 548)	(4 247)
Cash flow from financing activities	6 024	(2)	193	6 215	5 180
(Increase)/decrease in cash requirements	(1 207)	33	(2 019)	(3 193)	1 550

*    Includes our high-density polyethylene (HDPE) plant in North America, Central Térmica de Ressano Garcia (CTRG) and Sasol Yihai.

(1) Includes the impact of settlement of funding commitments on the Canadian asset.

(2) Includes impairment of our Canadian shale gas assets of R9,9 billion (CAD880 million) due to lower gas prices in North America.

At 30 June 2016, the group’s share of the total capital commitments of joint operations amounted to R2 066 million (2015 – R5 401 million).

The Sasol Canada businesses results are associated with the shale gas assets in Canada in accordance with the group’s strategy to grow Sasol’s upstream asset base.

Sasol Limited Group

lnvesting activities

(continued)

23           Interest in significant operating subsidiaries

Sasol Limited is the ultimate parent of the Sasol group of companies. Our wholly-owned subsidiary, Sasol Investment Company (Pty) Ltd, a company incorporated in the Republic of South Africa, holds primarily our interests in companies incorporated outside South Africa. The following table presents each of the group’s significant subsidiaries (including direct and indirect holdings), the nature of activities, the percentage of shares of each subsidiary owned and the country of incorporation at 30 June.

There are no significant restrictions on the ability of the group’s subsidiaries to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

	Country of		% of equity owned		Investment at cost(1)
Name	incorporation	Nature of activities	2016	2015	2016	2015
Significant operating subsidiaries
Direct
Sasol Mining Holdings (Pty) Ltd	Republic of South Africa	Holding company of the group’s mining interests	100	100	8 636	8 499
Sasol Technology (Pty) Ltd	Republic of South Africa	Engineering services, research and development and technology transfer	100	100	1 552	1 542
Sasol Financing (Pty) Ltd	Republic of South Africa	Management of cash resources, investment and procurement of loans (for South African operations)	100	100	*	*
Sasol Investment Company (Pty) Ltd	Republic of South Africa	Holding company for foreign investments	100	100	51 185	51 185
Sasol South Africa (Pty) Ltd(2)	Republic of South Africa	Integrated petrochemicals and energy company	100	100	19 043	18 958
Sasol Gas (Pty) Ltd(3)	Republic of South Africa	Marketing, distribution and transportation of pipeline gas and the maintenance of pipelines used to transport gas	100	—	48	—
Sasol Oil (Pty) Ltd	Republic of South Africa	Marketing of fuels and lubricants	75	75	617	609
Sasol New Energy Holdings (Pty) Ltd	Republic of South Africa	Developing lower-carbon energy solutions	100	100	1 545	1 545

*                 Nominal amount.

(1)         The cost of these investments represents the holding company’s investment in the subsidiaries, which eliminate on consolidation.

(2)         Sasol Limited holds 97% interest in Sasol South Africa (Pty) Ltd. The remaining 3% interest is held by other subsidiaries in the group.

(3)         This investment was previously an indirect subsidiary of Sasol Limited.

	Country of		% of equity owned
Name	incorporation	Nature of activities	2016	2015
Significant operating subsidiaries continued
Indirect
The Republic of Mozambique Pipeline Investment Company (Pty) Ltd*	Republic of South Africa	Owning and operating of the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa	50	50
Sasol Financing International Limited	Republic of South Africa	Management of cash resources, investment and procurement of loans (for our foreign operations)	100	100
Sasol Gas (Pty) Ltd(1)	Republic of South Africa	Marketing, distribution and transportation of pipeline gas and the maintenance of pipelines used to transport gas	—	100
Sasol Germany GmbH	Germany	Production, marketing and distribution of chemical products	100	100
Sasol Italy SpA	Italy	Trading and transportation of oil products, petrochemicals and chemical products and derivatives	100	100
Sasol Mining (Pty) Ltd	Republic of South Africa	Coal mining activities	90	90
Sasol Africa (Pty) Ltd	Republic of South Africa	Exploration, development, production, marketing and distribution of natural oil and gas and associated products	100	100
Sasol Canada Holdings Limited	Canada	Exploration, development, production, marketing and distribution of natural oil and gas and associated products in Canada	100	100
Sasol Chemicals (USA) LLC	United States of America	Production, marketing and distribution of chemical products	100	100

Our other interests in subsidiaries are not considered significant.

* Through contractual arrangements Sasol exercises control over the relevant activities of Rompco.

(1) This investment is now a direct subsidiary of Sasol Limited with effect from 21 June 2016.

Non-controlling interests

The group has a number of subsidiaries with non-controlling interests, however none of them were material to the financial statements.

Contingent liabilities

Sasol Limited has guaranteed the fulfilment of various subsidiaries’ obligations in terms of contractual agreements.

The group has guaranteed the borrowing facilities and banking arrangements of certain of its subsidiaries.

Areas of judgement:

Subsidiaries are considered for materiality based on the contribution to turnover, assets of the group, and the way the business is managed and reported on.

Control is obtained when Sasol is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through our power over the subsidiary.

The financial results of all entities that have a functional currency different from the presentation currency of their parent entity are translated into the presentation currency. Income and expenditure transactions of foreign operations are translated at the average rate of exchange for the year except for significant individual transactions which are translated at the exchange rate ruling at that date. All assets and liabilities, including fair value adjustments and goodwill arising on acquisition, are translated at the rate of exchange ruling at the reporting date. Differences arising on translation are recognised as other comprehensive income and are included in the foreign currency translation reserve.

Sasol Limited Group

Working capital

24           Inventories

Carrying value

	2016	2015
for the year ended 30 June	Rm	Rm
Crude oil and other raw materials	3 699	4 199
Process material	1 459	1 569
Maintenance materials	4 907	4 493
Work in process	2 140	2 315
Manufactured products	11 260	10 273
Consignment inventory	333	292
	23 798	23 141
Business segmentation
Mining	1 387	1 268
Exploration and Production International	202	169
Energy	5 947	6 781
Base Chemicals	5 628	4 436
Performance Chemicals	10 579	10 438
Group Functions	55	49
Total operations	23 798	23 141

The impact of lower crude oil and chemical product prices has resulted in a net realisable value write-down of R344 million in 2016 (2015 — R249 million).

Inventories with a carrying value of R3 181 million (2015 — R2 409 million) are encumbered. Inventory of R1 233 million is held at net realisable value.

Accounting policies:

Inventories are stated at the lower of cost and net realisable value. Cost includes expenditure incurred in acquiring, manufacturing and transporting the inventory to its present location. Manufacturing costs include an allocated portion of production overheads which are directly attributable to the cost of manufacturing such inventory. The allocation is determined based on the greater of normal production capacity and actual production. The costs attributable to any inefficiencies in the production process are charged to the income statement as incurred.

By-products are incidental to the manufacturing processes and are usually produced as a consequence of the main product stream. The feedstock for these by-products is generally environmentally damaging or harmful as a result of the main process. The net realisable value of by-products transferred along the integrated value chain for further processing is set off against the cost of the main product. Where by-products are sold to the external market, the proceeds thereof are recognised as turnover.

Cost is determined as follows:

Crude oil and other raw materials	First-in-first-out valuation method (FIFO)
Process, maintenance and other materials	Weighted average purchase price
Work-in-progress	Manufacturing costs incurred
Manufactured products including consignment inventory	Manufacturing costs according to FIFO

25           Trade and other receivables

	2016	2015
for the year ended 30 June	Rm	Rm
Trade receivables	20 752	21 672
Other receivables*	4 262	2 886
Related party receivables - equity accounted investments	1 009	469
Impairment of trade receivables	(183)	(478)
Trade and other receivables	25 840	24 549
Duties recoverable from customers	554	372
Prepaid expenses	702	1 461
Value added tax	1 330	2 028
	28 426	28 410

*                 Other receivables include inter alia short-term portion of long-term receivables, cell captive and insurance related receivables, receivables related to exploration activities and employee related receivables.

Credit risk exposure in respect of trade receivables is analysed as follows:

	Carrying value	Impairment	Carrying value	Impairment
	2016	2016	2015	2015
	Rm	Rm	Rm	Rm
Age analysis of trade receivables
Not past due date	19 428	—	20 062	1
Past due 0 – 30 days	794	4	915	12
Past due 31 – 150 days	283	16	189	26
Past due 151 days – one year	83	22	39	24
More than one year**	164	141	467	415
	20 752	183	21 672	478

**          More than one year relates to long outstanding balances for specific customers who have exceeded their contractual repayment terms.

Impairment of trade receivables

Trade receivables that are not past their due date are not considered to be impaired, except where they are part of individually impaired trade receivables. The individually impaired trade receivables mainly relate to certain customers who are trading in difficult economic circumstances.

No individual customer represents more than 10% of the group’s trade receivables.

Fair value of trade receivables

The carrying value approximates fair value because of the short period to maturity of these instruments.

Collateral

The group holds no collateral over the trade receivables which can be sold or pledged to a third party.

	2016	2015
	Rm	Rm
Business segmentation
Mining	308	182
Exploration and Production International	762	700
Energy	8 212	8 491
Base Chemicals	5 817	6 991
Performance Chemicals	9 945	9 740
Group Functions	3 382	2 306
Total operations	28 426	28 410

Accounting policies:

Trade and other receivables are recognised initially at fair value and subsequently stated at amortised cost using the effective interest method, less impairment losses.

Sasol Limited Group

Working capital

(continued)

26           Trade and other payables

	2016	2015
for the year ended 30 June	Rm	Rm
Trade payables	12 178	12 888
Capital project related payables*	9 482	5 344
Accrued expenses	1 899	1 901
Related party payables	133	145
third parties	51	74
equity accounted investments	82	71

Trade payables	23 692	20 278
Other payables**	6 054	5 591
Duties payable to revenue authorities	3 264	3 636
Value added tax	307	350
	33 317	29 855

*                 The increase in capital project related payables relate mainly to the Lake Charles Chemicals Project.

**          Other payables includes inter alia employee-related payables.

No individual vendor represents more than 10% of the group’s trade payables.

Fair value of trade and other payables

The carrying value approximates fair value because of the short period to settlement of these obligations.

Accounting policies:

Trade and other payables are initially recognised at fair value and subsequently stated at amortised cost. Capital project related payables are excluded from working capital, as the nature and risks of these payables are not considered to be aligned to operational trade payables.

27           Decrease/(increase) in working capital

	2016	2015	2014
	Rm	Rm	Rm

Decrease/(increase) in inventories	1 125	3 764	(3 761)
Decrease/(increase) in trade and other receivables	3 052	2 770	(1 041)
(Decrease)/increase in trade and other payables	(1 860)	(1 173)	1 077
Decrease/(increase) in working capital	2 317	5 361	(3 725)

Cash management

28                                  Cash and cash equivalents

		2016	2015
for the year ended 30 June	Note	Rm	Rm
Cash restricted for use		2 331	5 022
Cash		49 985	48 329
Cash and cash equivalents		52 316	53 351
Bank overdraft		(136)	(319)
Per the statement of cash flows		52 180	53 032
Cash restricted for use
In trust	28.1	331	324
In respect of joint operations	28.2	1 538	4 431
Other	28.3	462	267
		2 331	5 022

Included in cash restricted for use:

28.1                        Cash held in trust is restricted for use and held in escrow. Includes funds of R315 million (2015 — R324 million) for the rehabilitation of various sites.

28.2                        Cash in respect of joint operations can only be utilised for the business activities of the joint operations. This includes Sasol’s interests in the high-density polyethylene (HDPE) plant in North America (R565 million) and in the Canadian shale gas asset (R545 million). The decrease from prior year relates mainly to progress made on the construction of the HDPE plant, as well as the reduction of activities for the Canadian shale gas asset.

28.3                        Other cash restricted for use include deposits for future abandonment site obligations and decommissioning of pipelines, as well as cash deposits serving as collateral for bank guarantees.

Fair value of cash and cash equivalents

The carrying value of cash and cash equivalents approximates fair value due to the short-term maturity of these instruments.

Accounting policies:

Cash and cash equivalents comprises cash on hand, cash restricted for use, bank overdraft, demand deposits and other short-term highly liquid investments with a maturity period of three months or less at date of purchase. Cash and cash equivalents are stated at carrying amount which is deemed to be fair value. Bank overdrafts are offset against cash and cash equivalents in the statement of cash flows.

Cash restricted for use comprises cash and cash equivalents which are not available for general use by the group, including amounts held in escrow, trust or other separate bank accounts.

Sasol Limited Group

Cash management

(continued)

29                                  Cash generated by operating activities

		2016	2015	2014
for the year ended 30 June	Note	Rm	Rm	Rm
Cash flow from operations	30	52 356	56 422	69 174
Decrease/(increase) in working capital	27	2 317	5 361	(3 725)
		54 673	61 783	65 449

30                                  Cash flow from operations

Operating profit		24 239	46 549	45 818
Adjusted for
share of profits of equity accounted investments	21	(509)	(2 057)	(4 144)
equity-settled share-based payment expense	36	123	501	267
depreciation and amortisation		16 367	13 567	13 516
effect of remeasurement items	8	12 892	807	7 629
movement in long-term provisions
income statement charge	32	2 687	(2 239)	5 608
utilisation	32	(1 754)	(1 545)	(2 120)
movement in short-term provisions		(2 378)	(716)	269
movement in post-retirement benefits		402	129	397
translation effects		121	1 012	611
write-down of inventories to net realisable value		344	249	459
other non-cash movements		(178)	165	864
		52 356	56 422	69 174
Business segmentation
Mining		6 786	5 784	3 921
Exploration and Production International		2 437	3 301	2 659
Energy		17 686	22 991	31 348
Base Chemicals		8 334	11 312	13 021
Performance Chemicals		15 517	13 453	14 921
Group Functions		1 596	(419)	3 304
Total operations		52 356	56 422	69 174

31                                  Dividends paid

Final dividend — prior year	7 140	8 376	8 357
Interim dividend — current year	3 540	4 363	4 891
	10 680	12 739	13 248
Forecast cash flow on final dividend — current year	5 650	7 135	8 365

The forecast cash flow on the final dividend is calculated based on the net number of Sasol ordinary shares in issue at 30 June 2016 of 651,4 million. The actual dividend payment will be determined on the record date of 30 September 2016.

Sasol Limited group

Provisions

32                                  Long-term provisions

	Environmental	Share- based payments*	Other	Total
for the year ended 30 June	Rm	Rm	Rm	Rm
2016
Balance at beginning of year	11 022	3 529	1 873	16 424
Capitalised in property, plant and equipment and assets under construction	2 707	—	—	2 707
Reduction in capitalised rehabilitation provision	(94)	—	—	(94)
Disposals	(44)	—	(312)	(356)
Reclassification from other liabilities	—	—	130	130
Per the income statement	1 946	371	370	2 687
additional provisions and changes to existing provisions	946	371	385	1 702
reversal of unutilised amounts	(77)	—	(14)	(91)
effect of change in discount rate	1 077	—	(1)	1 076
Notional interest	648	—	9	657
Utilised during year (cash flow)	(242)	(1 385)	(127)	(1 754)
Foreign exchange differences recognised in income statement	759	—	106	865
Translation of foreign operations	426	—	181	607
Balance at end of year	17 128	2 515	2 230	21 873

	Environmental	Share- based payments*	Other	Total
for the year ended 30 June	Rm	Rm	Rm	Rm
2015
Balance at beginning of year	11 013	6 108	1 012	18 133
Capitalised in property, plant and equipment and assets under construction	1 104	—	—	1 104
Reduction in capitalised rehabilitation provision	(277)	—	—	(277)
Per the income statement	(1 722)	(1 382)	865	(2 239)
additional provisions and changes to existing provisions	62	(1 382)	872	(448)
reversal of unutilised amounts	(1 693)	—	(7)	(1 700)
effect of change in discount rate	(91)	—	—	(91)
Notional interest	713	—	12	725
Utilised during year (cash flow)	(252)	(1 197)	(96)	(1 545)
Foreign exchange differences recognised in income statement	395	—	31	426
Translation of foreign operations	48	—	49	97
Balance at end of year	11 022	3 529	1 873	16 424

* Refer note 35 for accounting policies and areas of judgement used in calculating the share-based payment provision (cash settled).

32                                  Long-term provisions continued

		2016	2015
for the year ended 30 June	Note	Rm	Rm
Expected timing of future cash flows
Within one year		3 063	2 993
One to five years		3 993	3 922
More than five years		14 817	9 509
		21 873	16 424
Short-term portion	33	(3 063)	(2 993)
Long-term provisions		18 810	13 431
Estimated undiscounted obligation*		119 366	108 338

*       The increase in the estimated undiscounted obligation is primarily due to an increase in development activities after approval of the Production Sharing Agreement in Mozambique.

Business segmentation
Mining	1 695	1 193
Exploration and Production International	8 083	5 118
Energy	3 949	2 917
Base Chemicals	2 379	1 813
Performance Chemicals	2 185	1 792
Group Functions	519	598
Total operations	18 810	13 431

Environmental provisions

In accordance with the group’s published environmental policy and applicable legislation, a provision for rehabilitation is recognised when the obligation arises, representing the estimated actual cash flows in the period in which the obligation is settled.

The environmental obligation includes estimated costs for the rehabilitation of coal mining, oil, gas and petrochemical sites. The amount provided is calculated based on currently available facts and applicable legislation.

The total environmental provision at 30 June 2016 amounted to R17 128 million (2015 — R11 022 million). In line with the requirements of the Department of Mineral Resources, certain assets are ring-fenced for mining rehabilitation purposes. These investments amounted to R543 million (2015 — R506 million). In addition, guarantees of R497 million (2015 — R497 million) and indemnities of R541 million (2015 — R896 million) are in place from Sasol Financing and other financial institutions. Restricted cash of R315 million (2015 — R324 million) is held in escrow, primarily for the purpose of rehabilitation.

The following risk-free rates were used to discount the estimated cash flows based on the underlying currency and time duration of the obligation.

	2016	2015
	%	%
South Africa	7,7 to 8,8	6,7 to 8,7
Europe	0,0 to 0,8	0,1 to 1,8
United States of America	0,7 to 1,9	0,5 to 3,0
Canada	0,9 to 1,9	0,9 to 2,9

	2016	2015
	Rm	Rm
A 1% point change in the discount rate would have the following effect on the long-term provisions recognised
Increase in the discount rate	(3 460)	(1 758)
amount capitalised to property, plant and equipment	(2 059)	(857)
income recognised in income statement	(1 401)	(901)
Decrease in the discount rate	4 723	2 351
amount capitalised to property, plant and equipment	2 757	1 064
expense recognised in income statement	1 966	1 287

Sasol Limited group

Provisions

(continued)

33                                  Short-term provisions

		2016	2015
for the year ended 30 June	Note	Rm	Rm
Provision in respect of EGTL(1)		—	2 017
Other provisions		825	1 014
		825	3 031
Short-term portion of
long-term provisions	32	3 063	2 993
post-retirement benefit obligations		358	298
		4 246	6 322

(1)      A provision in respect of the fiscal arrangements relating to the Escravos GTL project amounting to US$166 million (R2 017 million) was recognised at 30 June 2015. The provision was reversed in 2016, after a favourable decision at the Tax Appeal Tribunal.

Accounting policies:

Long-term provisions are determined by discounting the expected future cash flows using a pre-tax discount rate to their present value. The increase in discounted long-term provisions as a result of the passage of time is recognised as a finance expense in the income statement.

Estimated long-term environmental provisions, comprising pollution control, rehabilitation and mine closure, are based on the group’s environmental policy taking into account current technological, environmental and regulatory requirements. The provision for rehabilitation is recognised as and when the environmental liability arises. To the extent that the obligations relate to the construction of an asset, they are capitalised as part of the cost of those assets. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognised as part of the cost of the asset is adjusted against the asset. Any subsequent changes to an obligation which did not relate to the initial construction of a related asset are charged to the income statement. The estimated present value of future decommissioning costs, taking into account current environmental and regulatory requirements, is capitalised as part of property, plant and equipment, to the extent that they relate to the construction of the asset, and the related provisions are raised. These estimates are reviewed at least annually.

Deferred tax is recognised on the temporary differences in relation to both the asset to which the obligation relates to and rehabilitation provision.

Termination benefits are recognised as a liability at the earlier of the date of recognition of restructuring costs or when the group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. In the case of an offer to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits that are expected to be wholly settled more than 12 months after the end of the reporting period are discounted to their present value.

Areas of judgement:

The determination of long-term provisions, in particular environmental provisions, remains a key area where management’s judgement is required. Estimating the future cost of these obligations is complex and requires management to make estimates and judgements because most of the obligations will only be fulfilled in the future and contracts and laws are often not clear regarding what is required. The resulting provisions could also be influenced by changing technologies and political, environmental, safety, business and statutory considerations.

It is envisaged that, based on the current information available, any additional liability in excess of the amounts provided will not have a material adverse effect on the group’s financial position, liquidity or cash flow.

34                                  Post-retirement benefit obligations

		2016	2015
for the year ended 30 June	Note	Rm	Rm
Post-retirement healthcare benefits	34.1
South Africa		3 690	4 054
United States of America		304	249
		3 994	4 303
Net pension benefits	34.2
South Africa — post-retirement benefit asset		(614)	(590)
Foreign — post-retirement benefit obligation		9 067	6 066
		8 453	5 476
Total post-retirement benefit assets		(614)	(590)
Total post-retirement benefit obligations		13 061	10 369
Less short-term portion
post-retirement healthcare benefits		(166)	(153)
pension benefits		(192)	(145)
Total long-term post-retirement benefit obligations		12 703	10 071

The group provides post-retirement medical and pension benefits to certain of its retirees, principally in South Africa, Europe and the United States of America. Generally, medical coverage provides for a specified percentage of most medical expenses, subject to pre-set rules and maximum amounts. Pension benefits are payable in the form of retirement, disability and surviving dependent pensions. The medical benefits are unfunded. The pension benefits in South Africa are funded.

Accounting policies:

The group operates or contributes to defined contribution pension plans and defined benefit pension plans for its employees in certain of the countries in which it operates. These plans are generally funded through payments to trustee-administered funds as determined by annual actuarial calculations.

Defined contribution pension plans are plans under which the group pays fixed contributions into a separate legal entity and has no legal or constructive obligation to pay further amounts. Contributions to defined contribution pension plans are charged to the income statement as an employee expense in the period in which related services are rendered by the employee.

The group’s net obligation in respect of defined benefit pension plans is actuarially calculated separately for each plan by deducting the fair value of plan assets from the gross obligation for post-retirement benefits. The gross obligation is determined by estimating the future benefit attributable to employees in return for services rendered to date.

This future benefit is discounted to determine its present value, using discount rates based on government bonds for South African obligations, and corporate bonds in Europe and the US, that have maturity dates approximating the terms of the group’s obligations and which are denominated in the currency in which the benefits are expected to be paid. Independent actuaries perform this calculation annually using the projected unit credit method.

Defined contribution members employed before 2009 have an option to purchase a defined benefit pension with their member share. This option gives rise to actuarial risk, and as such, these members are accounted for as part of the defined benefit fund and are disclosed as such.

Past service costs are charged to the income statement at the earlier of the following dates:

•                  when the plan amendment or curtailment occurs; and

•                  when the group recognises related restructuring costs or termination benefits.

Actuarial gains and losses arising from experience adjustments and changes to actuarial assumptions, the return on plan assets (excluding amounts included in net interest on the defined benefit liability/(asset)) and any changes in the effect of the asset ceiling (excluding amounts included in net interest on the defined benefit liability/(asset)) are remeasurements that are recognised in other comprehensive income in the period in which they arise.

Where the plan assets exceed the gross obligation, the asset recognised is limited to the lower of the surplus in the defined benefit plan and the asset ceiling determined using a discount rate based on government bonds.

Surpluses and deficits in the various plans are not offset.

The entitlement to healthcare benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued on a systematic basis over the expected remaining period of employment, using the accounting methodology described in respect of defined benefit pension plans above. Independent actuaries perform the calculation of this obligation annually.

Sasol Limited group

Provisions

(continued)

34                                  Post-retirement benefit obligations continued

	Healthcare benefits	Pension benefits
Last actuarial valuation — South Africa	31 March 2016	31 March 2016
Last actuarial valuation — United States of America	30 April 2016	30 April 2016
Last actuarial valuation — Europe	n/a	30 April 2016
Full/interim valuation	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit

The plans have been assessed by the actuaries and have been found to be in sound financial positions.

Principal actuarial assumptions

Weighted average assumptions used in performing actuarial valuations determined in consultation with independent actuaries.

	South Africa			United States of America				Europe
	2016		2015	2016		2015		2016	2015
at valuation date	%		%	%		%		%	%
Healthcare cost inflation
initial	7,5		7,5	7,0	*	7,0	*	n/a	n/a
ultimate	7,5		7,5	5,5	*	5,5	*	n/a	n/a
Discount rate — post-retirement medical benefits	9,9		8,9	3,2		3,7		n/a	n/a
Discount rate — pension benefits	9,8		8,6	2,5		3,3		1,7	2,3
Pension increase assumption	4,9		4,3	n/a	**	n/a	**	1,8	2,1
Average salary increases	5,5	#	7,0	4,2		4,2		2,8	2,3
Weighted average duration of the obligation — post-retirement medical obligation	17 years		17 years	9 years		9 years		n/a	n/a
Weighted average duration of the obligation — pension obligation	14 years		15 years	15 years		15 years		19 years	20 years

Assumptions regarding future mortality are based on published statistics and mortality tables.

*

The healthcare cost inflation rate in respect of the plans for the United States of America is capped. All additional future increases due to the healthcare cost inflation will be borne by the participants.

**	There are no automatic pension increases for the United States pension plan.
#	In line with our low oil price Response Plan and cost containment initiative, we are forecasting salary increases linked to inflation.

34.1                        Post-retirement healthcare benefits

Reconciliation of projected benefit obligation to the amount recognised in the statement of financial position

	South Africa		United States of America		Total
	2016	2015	2016	2015	2016	2015
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation	3 690	4 054	304	249	3 994	4 303
Less short-term portion	(144)	(132)	(22)	(21)	(166)	(153)
Non-current post-retirement healthcare obligation	3 546	3 922	282	228	3 828	4 150

Reconciliation of the total post-retirement healthcare obligation recognised in the statement of financial position

	South Africa		United States of America		Total
	2016	2015	2016	2015	2016	2015
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm

Total post-retirement healthcare obligation at beginning of year	4 054	3 410	249	220	4 303	3 630
Movements recognised in the income statement:	405	317	20	25	425	342
current service cost	77	60	10	7	87	67
interest cost	354	247	10	8	364	255
curtailments and settlements(1)	(26)	10	—	—	(26)	10
plan amendments	—	—	—	10	—	10
Actuarial (gains)/losses recognised in other comprehensive income:	(632)	415	4	(8)	(628)	407
arising from changes in financial assumptions	(483)	421	14	(4)	(469)	417
arising from changes in demographic assumptions	—	—	2	(3)	2	(3)
arising from change in actuarial experience	(149)	(6)	(12)	(1)	(161)	(7)
Benefits paid	(137)	(88)	(25)	(19)	(162)	(107)
Translation of foreign operations	—	—	56	31	56	31
Total post-retirement healthcare obligation at end of year	3 690	4 054	304	249	3 994	4 303

(1)   Amount represents employees who were offered voluntary retrenchment packages in terms of the Business Performance Enhancement Programme and Response Plan initiatives.

Sensitivity analysis

The sensitivity analysis is performed in order to assess how the post-retirement healthcare obligation would be affected by changes in the actuarial assumptions underpinning the calculation.

	South Africa		United States of America
	2016	2015	2016		2015
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions:

Increase in the healthcare cost inflation	571	651	—	*	—	*
Decrease in the healthcare cost inflation	(467)	(586)	—	*	—	*
Increase in the discount rate	(453)	(574)	(25)		(19)
Decrease in the discount rate	561	646	30		23
Increase in the pension increase assumption	138	151	—	*	—	*
Decrease in the pension increase assumption	(174)	(258)	—	*	—	*

*      A change in the healthcare cost inflation for the United States of America will not have an effect on the above components or the obligation as the employer’s cost is capped and all future increases due to the healthcare cost inflation are borne by the participants.

The sensitivities may not be representative of the actual change in the post-retirement healthcare obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

Sasol Limited Group

Provisions

(continued)

34                                  Post- retirement benefit obligations continued

34.1                        Post- retirement healthcare benefits continued

Pension increase risk

The South African healthcare plan is linked to pension benefits paid, which are to some extent linked to inflation. Accordingly, increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits.

Healthcare cost inflation risk

Healthcare cost inflation is CPI inflation plus two percentage points over the long term. An increase in healthcare cost inflation will increase the obligation of the plan.

Discount rate risk

The discount rate is derived from prevailing bond yields. A decrease in the discount rate used will increase the obligation of the plan.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

34.2                        Pension benefits

South African operations

Background

In 1994, all members were given the choice to voluntarily transfer to the newly established defined contribution section of the pension fund and approximately 99% of contributing members chose to transfer to the defined contribution section.

Defined benefit option for defined contribution members

In terms of the rules of the fund, on retirement, employees employed before 1 January 2009 have an option to purchase a defined benefit pension with their member share. Should a member elect this option, the group is exposed to actuarial risk. In terms of IAS 19, the classification requirements stipulate that where an employer is exposed to any actuarial risk, the fund must be classified as a defined benefit plan.

Fund assets

The assets of the fund are held separately from those of the company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the fund assets are 2 253 108 Sasol ordinary shares valued at R895 million at year-end (2015 — 2 157 108 Sasol ordinary shares valued at R971 million) purchased under terms of an approved investment strategy.

Membership

A significant number of employees are covered by union sponsored, collectively bargained, and in some cases, multi employer defined contribution pension plans. Information from the administrators of these plans offering defined benefits is not sufficient to permit the company to determine its share, if any, of any unfunded vested benefits.

Pension fund assets

The assets of the pension funds are invested as follows:

	South Africa		United States of America
	2016	2015	2016	2015
at 30 June	%	%	%	%
Equities	55	54	43	43
resources	5	8	8	7
industrials	3	2	5	5
consumer discretionary	12	12	5	5
consumer staples	15	12	4	4
healthcare	5	4	5	7
information technologies	3	2	6	7
telecommunications	2	3	1	1
financials (ex real estate)	10	11	9	7
Fixed interest	10	10	45	46
Direct property	14	13	7	6
Listed property	8	8	—	—
Cash and cash equivalents	2	2	—	—
Third party managed assets	11	12	—	—
Other	—	1	5	5
Total	100	100	100	100

The pension fund assets are measured at fair value at valuation date. The fair value of the equity has been calculated by reference to quoted prices in an active market. The fair value of property and other assets has been determined by performing market valuations and using other valuation techniques at the end of each reporting period.

Investment strategy

The investment objectives of the group’s pension plans are designed to generate returns that will enable the plans to meet their future obligations as well as returns greater than their policy benchmark reflecting the target weights of the asset classes used in its targeted strategic asset allocation. The precise amount for which these obligations will be settled depends on future events, including the life expectancy of the plan’s members and salary inflation. The obligations are estimated using actuarial assumptions, based on the current economic environment.

The trustees target the plans’ asset allocation within the following ranges within each asset class:

	South Africa(¹)		United States of America
	Minimum	Maximum	Minimum	Maximum
Asset classes	%	%	%	%
Equities
local	40	55	25	65
foreign	5	25	—	25
Fixed interest	6	20	20	65
Property	10	25	—	20
Other	—	20	—	20

(1)    Members of the scheme have a choice of four investment portfolios. The targeted allocation disclosed represents the moderate balanced investment portfolio which the majority of the members of the scheme have adopted. The total assets of the fund under these investment portfolios are R85 million, R45 755 million, R776 million and R202 million for the low risk portfolio, moderate balanced portfolio, aggressive balanced portfolio and money market portfolio, respectively. Defined benefit members’ funds are invested in the moderate balanced portfolio. The money market portfolio is restricted to active members from age 55.

The trustees of the respective funds monitor investment performance and portfolio characteristics on a regular basis to ensure that managers are meeting expectations with respect to their investment approach. There are restrictions and controls placed on managers in this regard.

Reconciliation of the projected net pension liability/(asset) recognised in the statement of financial position

	South Africa		Foreign		Total
	2016	2015	2016	2015	2016	2015
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation (funded)	44 823	42 473	3 208	2 446	48 031	44 919
defined benefit portion	18 290	15 204	3 208	2 446	21 498	17 650
defined benefit option for defined contribution members	26 533	27 269	—	—	26 533	27 269

Plan assets	(46 752)	(43 629)	(2 439)	(2 076)	(49 191)	(45 705)
defined benefit portion	(20 691)	(17 747)	(2 439)	(2 076)	(23 130)	(19 823)
defined benefit option for defined contribution members	(26 061)	(25 882)	—	—	(26 061)	(25 882)
Projected benefit obligation (unfunded)	—	—	8 298	5 696	8 298	5 696
Asset not recognised due to asset limitation	1 315	566	—	—	1 315	566
Net liability/(asset) recognised	(614)	(590)	9 067	6 066	8 453	5 476

The increase of R749 million in the asset limitation (2015 — R590 million) was recognised as a loss in other comprehensive income.

	South Africa		Foreign		Total
	2016	2015	2016	2015	2016	2015
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm

Pension asset	(614)	(590)	—	—	(614)	(590)
Pension benefit obligation	—	—	9 067	6 066	9 067	6 066
long-term portion	—	—	8 875	5 921	8 875	5 921
short-term portion	—	—	192	145	192	145
Net liability/(asset)	(614)	(590)	9 067	6 066	8 453	5 476

Sasol Limited Group

Provisions

(continued)

34                                  Post- retirement benefit obligations continued

34.2                        Pension benefits continued

The obligation which arises for the defined contribution members with the option to purchase into the defined benefit fund is limited to the assets that they have accumulated until retirement date. However, after retirement date, there is actuarial risk associated with the members as full defined benefit members. Accordingly, the obligation recognised for the defined contribution members exceeds their related asset.

Based on the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the company has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The estimated surplus due to the company amounted to approximately R614 million (2015 — R590 million) and has been included in the pension asset recognised in the current year.

Investment risk

The actuarial valuation assumes certain asset returns on invested assets. If actual returns on plan assets are below the assumption, this may lead to a strain on the fund, which, over time, may lead to a plan deficit. In order to mitigate the concentration risk, the fund assets are invested across equity securities, property securities and debt securities. Given the long-term nature of the obligations, it is considered appropriate that investment is made in equities and real estate to improve the return generated by the fund. These may result in improved pension benefits to members.

Pension increase risk

Benefits in these plans are to some extent linked to inflation so increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits. This risk is mitigated as pension benefits are subject to affordability.

Discount rate risk

The discount rate is derived from prevailing bond yields. A decrease in the discount rate used will increase the obligation of the plan.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

Reconciliation of projected benefit obligation

	South Africa		Foreign		Total
	2016	2015	2016	2015	2016	2015
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm

Projected benefit obligation at beginning of year	42 473	37 310	8 142	7 835	50 615	45 145
Movements recognised in income statement:	4 602	4 219	606	482	5 208	4 701
current service cost	965	1 110	354	271	1 319	1 381
past service cost	—	—	13	(5)	13	(5)
interest cost	3 640	3 233	232	223	3 872	3 456
curtailments and settlements	(3)	(124)	7	(7)	4	(131)
Actuarial losses/(gains) recognised in other comprehensive income:	(1 004)	3 866	1 536	463	532	4 329
arising from changes in demographic assumptions	—	—	1	30	1	30
arising from changes in financial assumptions	(1 004)	3 866	1 564	390	560	4 256
arising from a change in actuarial experience	—	—	(29)	43	(29)	43
Member contributions	679	922	—	—	679	922
Benefits paid	(1 927)	(3 844)	(474)	(554)	(2 401)	(4 398)
Translation of foreign operations	—	—	1 696	(84)	1 696	(84)
Projected benefit obligation at end of year	44 823	42 473	11 506	8 142	56 329	50 615

unfunded obligation*	—	—	8 298	5 696	8 298	5 696
funded obligation	44 823	42 473	3 208	2 446	48 031	44 919

*       Certain of the foreign defined benefit plans have reimbursement rights under contractually agreed legal binding terms that match the amount and timing of some of the benefits payable under the plan. This reimbursive right has been recognised in long-term receivables at fair value (2016 — R344 million; 2015 — R227 million). An increase of R63 million (2015 — decrease of R46 million) has been recognised as a gain in other comprehensive income in respect of the reimbursive right.

Reconciliation of plan assets of funded obligation

	South Africa		Foreign		Total
	2016	2015	2016	2015	2016	2015
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm

Fair value of plan assets at beginning of year	43 629	38 859	2 076	1 904	45 705	40 763
Movements recognised in income statement:	3 686	3 373	65	60	3 751	3 433
interest income	3 734	3 467	65	60	3 799	3 527
interest on asset limitation	(48)	(94)	—	—	(48)	(94)
Actuarial (losses)/gains recognised in other comprehensive income:	(218)	3 223	(69)	30	(287)	3 253
arising from return on plan assets (excluding interest income)	(218)	3 223	(69)	30	(287)	3 253
Plan participant contributions*	679	922	—	—	679	922
Employer contributions*	903	1 096	263	242	1 167	1 338
Benefit payments	(1 927)	(3 844)	(325)	(426)	(2 253)	(4 270)
Translation of foreign operations	—	—	429	266	429	266
Fair value of plan assets at end of year	46 752	43 629	2 439	2 076	49 191	45 705

Actual return on plan assets	3 468	6 596	(4)	90	3 464	6 686

* Contributions, for the defined contribution section, are paid by the members and Sasol at fixed rates.

Contributions

Funding is based on actuarially determined contributions. The following table sets forth the projected pension contributions for the 2017 financial year.

	South Africa	Foreign
	Rm	Rm

Pension contributions	981	257

Sensitivity analysis

A sensitivity analysis is performed in order to assess how the post-retirement pension obligation would be affected by changes in the actuarial assumptions underpinning the calculation.

	South Africa		Foreign
	2016	2015	2016		2015
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions
Increase in average salaries increase assumption	16	26	502		545
Decrease in average salaries increase assumption	(14)	(24)	(427)		(162)
Increase in the discount rate	(1 519)	(1 591)	(1 726)		(1 073)
Decrease in the discount rate	1 818	1 917	2 291		1 882
Increase in the pension increase assumption	1 862	1 935	1 066	*	937	*
Decrease in the pension increase assumption	(1 588)	(1 641)	(802	)*	(424	)*

*       This sensitivity analysis relates only to the Europe obligations as there are no automatic pension increases for the United States of America pension plan, and thus it is not one of the inputs utilised in calculating the obligation.

The sensitivities may not be representative of the actual change in the post-retirement pension obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

Sasol Limited Group

Provisions

(continued)

35                                  Cash-settled share-based payment provision

	2016	2015	2014
for the year ended 30 June	Rm	Rm	Rm

During the year, the following share-based payment expenses were recognised in the income statement relating to cash-settled arrangements (refer to note 36 for the equity settled share-based payment disclosure):

Share-based payment expense — movement in long-term provisions
Sasol Share Appreciation Rights Scheme	(180)	(1 634)	3 268
Share Appreciation Rights with no corporate performance targets (CPTs)	50	(436)	1 073
Share Appreciation Rights with corporate performance targets (CPTs)	(230)	(1 198)	2 195
Sasol Long-term Incentive Scheme	551	252	2 117

	371	(1 382)	5 385

Sasol’s share price decreased by 12% over the financial year to a closing price on 30 June 2016 of R397,17. However, the volatility in the share price has resulted in a R371 million charge being recognised in the current year.

The Sasol Share Appreciation Rights Scheme

The maximum number of rights to be issued under the Sasol Share Appreciation Rights Scheme and the Sasol Long-term Incentive Scheme shall not at any time exceed 69 million shares/rights, representing 10% of Sasol Limited’s issued share capital immediately after the Sasol Inzalo share transaction.

	2016	2015
Total rights/units granted	Number	Number
Share Appreciation Rights	13 610 058	15 736 064
Long-term Incentive Units	5 994 481	5 688 899
	19 604 539	21 424 963

Share Appreciation Rights (SAR) Scheme (closed since FY13)

The SAR Scheme with no CPTs, allows eligible senior employees to earn a long-term incentive amount calculated with reference to the increase in the Sasol Limited share price between the offer date of SARs to exercise of such vested rights. No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol SARs Scheme are settled in cash. During September 2009 the group introduced SARs with CPTs, which determine how many shares will vest.

The offer price of these appreciation rights equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the right. The fair value of the cash settled liability is calculated at each reporting date. On resignation, SARs which have not yet vested will lapse and SARs which have vested may be exercised at the employee’s election before their last day of service. On death, all appreciation rights vest immediately and the deceased’s estate has a period of 12 months to exercise these rights. On retrenchment or retirement, all appreciation rights vest immediately and the employee has a period of 12 months to exercise these rights.

It is group policy that employees should not deal in Sasol Limited securities (and this is extended to the Sasol SARs) for the periods from 1 January for half year-end and 1 July for year-end until two days after publication of the results and at any other time during which they have access to price sensitive information.

Sasol Long-term Incentive Scheme

During September 2009, the group introduced the Sasol Long-term Incentive Scheme (LTI). The objective of the LTI Scheme is to provide qualifying employees the opportunity of receiving incentive payments based on the value of Sasol ordinary shares in Sasol Limited. The LTI Scheme allows certain senior employees to earn a long-term incentive amount linked to certain CPTs. Allocations of the LTI are linked to the performance of both the group and the individual. The vesting period of the LTIs is three years, and these are immediately paid out on vesting. On resignation, LTIs which have not yet vested will lapse. On death, the LTIs vest immediately and the amount to be paid out to the deceased’s estate is calculated to the extent that the CPTs are anticipated to be met. On retirement and retrenchment, the LTIs vest immediately and the amount to be paid out is calculated to the extent that the CPTs are anticipated to be met and are settled within 40 days from the date of termination. Accelerated vesting does not apply to Top Management.

	2016					2015
	SARs with no CPTs	SARs with CPTs	Long-term incentives		Total	SARs with no CPTs	SARs with CPTs	Long-term incentives		Total
	Rm	Rm	Rm		Rm	Rm	Rm	Rm		Rm
Per statement of financial position at 30 June	330	1 014	1 171		2 515	431	1 407	1 691		3 529
Total intrinsic value of rights vested, but not yet exercised	251	292	—	*	543	449	411	—	*	860

* Long-term incentives are automatically exercised upon vesting.

Share-based payment expense is calculated based on the following assumptions at 30 June:

		2016			2015
		SARs with no CPTs	SARs with CPTs	Long-term incentives	SARs with no CPTs	SARs with CPTs	Long-term incentives
Model		Binomial tree	Binomial tree	Monte-carlo	Binomial tree	Binomial tree	Monte-carlo
Risk-free interest rate	(%)	6,99 – 8,81	6,99 – 8,81	6,99 – 8,81	5,69 – 9,38	5,69 – 9,38	5,69 – 9,38
Expected volatility	(%)	39,49	38,93	38,95	31,55	32,90	31,55
Expected dividend yield	(%)	3,81	3,81	3,81	3,82	3,82	3,82
Expected forfeiture rate	(%)	14,00	9,00	5,00	14,00	9,00	5,00
Vesting period — SARs issued between 2009 – 2011		2, 4, 6 years	2, 4, 6 years		2, 4, 6 years	2, 4, 6 years
Vesting period — SARs issued between 2012 – 2014		—	3, 4, 5 years		—	3, 4, 5 years

The risk-free rate for periods within the contractual term of the rights is based on the South African government bonds in effect at the time of the valuation of the grant.

The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price.

The expected dividend yield of the rights granted is determined using the historical dividend yield of the Sasol ordinary shares.

The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Accounting policies:

The cash-settled schemes allow certain senior employees the right to participate in the performance of the Sasol Limited share price, in return for services rendered, through the payment of cash incentives which are based on the market price of the Sasol Limited share. The vested portion of these rights are recognised as a liability at fair value, at each reporting date, in the statement of financial position until the date of settlement. The unvested portion is recognised in the income statement as employee costs over the period that the employees provide services to the company.

Areas of judgement:

Fair value is measured using the Binomial tree and Monte-Carlo option pricing models where applicable. The expected life used in the models has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations such as volatility, dividend yield and the vesting period. The fair value takes into account the terms and conditions on which these incentives are granted and the extent to which the employees have rendered service to the reporting date.

Sasol Limited Group

Reserves

36                                 Share-based payment reserve

		2016	2015	2014
for the year ended 30 June	Note	Rm	Rm	Rm
During the year, the following share-based payment expense was recognised in the income statement relating to the equity settled share-based payment scheme:
Equity settled — recognised directly in equity		123	501	267
Sasol Share Incentive Scheme	36.1	—	—	—
Sasol Inzalo share transaction(1)	36.2	123	501	267

(1)    Included in the equity settled share-based payment charge for 2015 is a once-off charge of R280 million relating to the partial refinancing of the Sasol Inzalo transaction. The refinancing was accounted for as a modification to the equity settled share-based payment arrangement.

Equity-settled share incentive schemes

36.1                     The Sasol Share Incentive Scheme

In 1988, the shareholders approved the implementation of the Sasol Share Incentive Scheme, which is aimed at recognising the contributions of senior staff and to retain key employees. Options were granted for a period of nine years. The last tranche of options vested in December 2012, and the scheme ended in December 2015. Following the introduction of the Sasol Share Appreciation Rights Scheme in March 2007, no further options were issued in terms of the Sasol Share Incentive Scheme.

Movements in the number of options outstanding	Number of share options	Weighted average exercise price Rand
Balance at 30 June 2013	2 619 500	220,32
Options converted to shares	(1 749 450)	(213,41)
Options lapsed	(11 100)	(125,06)
Balance at 30 June 2014	858 950	235,63
Options converted to shares	(544 550)	(233,84)
Options lapsed	(7 500)	(218,81)
Balance at 30 June 2015	306 900	239,20
Options converted to shares	(294 800)	(238,97)
Options lapsed	(12 100)	(244,71)
Balance at 30 June 2016	—	—

	2016	2015	2014
for the year ended 30 June	Rand	Rand	Rand
Average market price of options exercised during year	422,69	465,93	538,44

36.2                        The Sasol Inzalo share transaction

In May 2008, the shareholders approved the Sasol Inzalo share transaction, a broad-based black economic empowerment (BEE) transaction, which resulted in the transfer of beneficial ownership of 10% (63,1 million shares) of Sasol Limited’s issued share capital before the implementation of this transaction to its employees and a wide spread of BEE participants. The transaction was introduced to assist Sasol, as a major participant in the South African economy, in meeting its empowerment objectives.  The scheme ends in 2018.

Components of the transaction	Participants	% allocated	Number of shares	Value of shares issued Rm
The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust	Sasol Management and Employees	4,0	25,2 million Sasol ordinary shares	9 235
The Sasol Inzalo Foundation	The Sasol Inzalo Foundation	1,5	9,5 million Sasol ordinary shares	3 463
Selected Participants	Selected Participants	1,5	9,5 million Sasol preferred ordinary shares	3 463
Black Public Invitations	Black Public	3,0	16,1 million Sasol preferred ordinary shares and 2,8 million Sasol BEE ordinary shares.	6 927
		10,0		23 088

	Share-based payment expense recognised
	2016	2015	2014
for the year ended 30 June	Rm	Rm	Rm
Black Public Funded Invitation(1)	—	280	—
The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust(2)	123	221	267
	123	501	267

(1)         Includes a share-based payment expense of R280 million in 2015 relating to the partial refinancing of the Sasol Inzalo transaction.

(2)         The unrecognised share-based payment expense related to non-vested Employee and Management Trusts’ share rights, expected to be recognised over a weighted average period of 0,84 years amounted to R111 million at 30 June 2016 (2015 – R234 million; 2014 – R454 million).

at 30 June 2016	Total	i) Employee and Management Trusts	ii) Sasol Inzalo Foundation	iii) Selected Participants	iv) Black Public Invitations
Shares and share rights granted	60 747 265	24 047 499	9 461 882	8 387 977	18 849 907
already vested	55 937 765	19 237 999	9 461 882	8 387 977	18 849 907
within two years	4 809 500	4 809 500	—	—	—
Shares and share rights available for allocation	2 331 949	1 184 187	—	1 073 905	73 857
	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

at 30 June 2015	Total	i) Employee and Management Trusts	ii) Sasol Inzalo Foundation	iii) Selected Participants	iv) Black Public Invitations
Shares and share rights granted	60 940 615	24 240 849	9 461 882	8 387 977	18 849 907
already vested	53 668 360	16 968 594	9 461 882	8 387 977	18 849 907
within three years	7 272 255	7 272 255	—	—	—
Shares and share rights available for allocation	2 138 599	990 837	—	1 073 905	73 857
	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

Sasol Limited Group

Reserves

(continued)

36 Share-based payments reserve continued

36.2 The Sasol lnzalo share transaction continued

at 30 June 2014	Total	i) Employee and Management Trusts	ii) Sasol Inzalo Foundation	iii) Selected Participants	iv) Black Public Invitations
Shares and share rights granted	61 219 438	24 519 672	9 461 882	8 387 977	18 849 907
already vested	51 411 569	14 711 803	9 461 882	8 387 977	18 849 907
within three years	7 355 902	7 355 902	—	—	—
three to five years	2 451 967	2 451 967	—	—	—
Shares and share rights available for allocation	1 859 776	712 014	—	1 073 905	73 857
	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

Movements in the number of	Number of shares/ share	Estimated strike price value	Weighted average remaining life
shares and share rights granted	rights	Rand	Years
Sasol Inzalo Employee and Management Trusts
Balance at 30 June 2013	24 888 391	604,47	5,0
Share rights forfeited	(368 719)		—
Balance at 30 June 2014	24 519 672	666,27	4,0
Share rights forfeited	(278 823)		—
Balance at 30 June 2015	24 240 849	735,73	3,0
Share rights forfeited	(193 350)
Balance at 30 June 2016	24 047 499	814,91	2,0
Sasol Inzalo Foundation
Balance at 30 June 2016	9 461 882	765,67	2,0
Selected Participants*
Balance at 30 June 2016	8 387 977	471,58	2,0
Black Public Invitations*
Balance at 30 June 2016	18 849 907	449,87	2,0

* The estimated strike price value represents the expected debt balance at the end of the term, per share right. Refer to note 16 for detail on the debt.

No further shares and share rights have been granted in terms of the Sasol Inzalo Employee and Management and the Selected Participant and the Black Public Invitation schemes. The share-based payment expense recognised in the current year relates to share rights granted in previous years and is calculated based on the assumptions applicable to the year in which the share rights were granted.

Accounting policies:

The equity-settled schemes allow certain employees the option to acquire ordinary shares in Sasol Limited over a prescribed period. Such equity-settled share-based payments are measured at fair value at the date of the grant. The fair value determined at the grant date of the equity-settled share-based payments is charged as employee costs, with a corresponding increase in equity, on a straight-line basis over the period that the employees become unconditionally entitled to the options, based on management’s estimate of the shares that will vest and adjusted for the effect of non-market-based vesting conditions. These share options are not subsequently revalued.

To the extent that an entity grants shares or share options in a BEE transaction and the fair value of the cash and other assets received is less than the fair value of the shares or share options granted, such difference is charged to the income statement in the period in which the transaction becomes effective. Where the BEE transaction includes service conditions the difference will be charged to the income statement over the period of these service conditions. A restriction on the transfer of the shares or share options is taken into account in determining the fair value of the share or share option.

Sasol Limited Group

Other disclosures

37                                  Contingent liabilities

37.1                        Litigation

Abuse of dominance Investigation — Sasol South Africa (Pty) Ltd (then Sasol Chemical Industries (Pty) Ltd (SCI) and Sasol Synfuels (Pty) Ltd), Sasol Oil (Pty) Ltd and Sasol Limited

In November 2011, Safripol (Pty) Ltd (Safripol) initiated a complaint with the Commission against SCI. In the complaint, Safripol alleged that SCI had contravened various sections of the Competition Act with regard to pricing and supply of propylene and ethylene. Safripol subsequently withdrew the complaint. However, the Commission elected to continue with its investigation into the matter. The Commission alleges that Sasol engaged in the following conduct:

•                  Excessive pricing of propylene and ethylene required by Safripol;

•                  Constructive refusal to supply scarce goods (namely propylene and ethylene);

•                  Margin squeezing in respect of the supply of propylene and polypropylene; and

•                  Price discrimination in relation to the sale of propylene and ethylene.

The Commission stated that as the alleged conduct relates to pricing of inputs and may be linked with the pricing and supply of feedstock propylene and ethylene, their investigation extends to Sasol Limited, Sasol Oil, Sasol Synfuels and then SCI. The period under investigation is from 2008 to date. On 22 December 2014, the Commission issued summons against employees of SCI, Synfuels, Sasol Oil and Sasol Limited whereby the Commission sought copies of documents and information from the employees. The responses in respect of all four summonses were submitted to the Commission on 31 March 2015. The Commission has made subsequent requests for information and Sasol continues to submit the required information to the authorities and to engage with the Commission in this regard. The outcome of this matter cannot be estimated at this point in time and accordingly, no provision was recognised at 30 June 2016.

Allegation of exchange of commercially sensitive information in the commercial diesel market — Sasol Oil (Pty) Ltd

On 24 October 2012, the Commission referred allegations of price-fixing and market division against Chevron SA, Engen, Shell SA, Total SA. Sasol Limited, Sasol Oil, BP SA and the South African Petroleum Industry Association (SAPIA) to the Tribunal for adjudication.

The Commission is alleging that the respondents exchanged commercially sensitive information, mainly through SAPIA, in order to ensure that their respective prices for commercial diesel followed the Wholesale List Selling Price published by the Department of Energy.

This is not a new matter and Sasol began engaging with the Commission in this regard in 2008 as part of its group-wide competition law compliance review, which preceded the Commission’s investigation into the liquid fuels sector.

Sasol has reviewed the Commission’s referral documents and does not agree with the Commission’s allegations.  A pre-trial hearing in relation to the various interlocutory applications brought by the other oil companies was held before the Tribunal on 29 July 2016 where the timetable for delivery of documents by the Commission and the lodging of any further exceptions was agreed. The dates agreed for the hearing in respect of the documents and any exception applications was set for 6 and 7 February 2017.  The outcome of this matter cannot be estimated at this point in time and accordingly, no provision was recognised at 30 June 2016.

Claimed compensation for lung diseases — Sasol Mining (Pty) Ltd

On 2 April 2015, 22 plaintiffs (22 former employees) instituted action against Sasol Mining (Pty) Ltd at the High Court in Gauteng, South Africa, for allegedly having contracted lung diseases while working at its collieries. The plaintiffs allege that they were exposed to harmful quantities of coal dust while working underground for Sasol Mining and that the company failed to comply with various sections of the Mine Health and Safety Act, 1996; failed to comply with various regulations Issued In terms thereof; and failed to take effective measures to reduce the exposure of mine workers to coal dust. All of which the plaintiffs allege, increased the risk for workers to contract coal dust related lung diseases.

This lawsuit is not a class action but rather 22 individual cases, each of which will be judged on its own merits. The plaintiffs seek compensation for damages relating to past and future medical costs and loss of income amounting to R82,5 million in total. Sasol Mining is defending the claim.

In this case, the merits of each single claim are not yet clear. There is also some uncertainty as to whether one or more of the claims has become prescribed.  Therefore, it is not possible at this stage to make an estimate of the likelihood that the plaintiffs will succeed with their claim and if successful, what the quantum of damages would be that the court will award. Therefore, no provision has been raised at 30 June 2016.

Construction disputes — Fischer Tropsch Wax Expansion Project in Sasolburg (FTWEP)

After the conclusion of construction of FTWEP at the Sasol One site in Sasolburg, a number of contractual claims have been instituted by some contractors who were involved in the construction and project management relating to this project. Certain of these claims have already been resolved, either through settlement between the parties or through the contractual dispute resolution process. Two larger matters are still ongoing.  The claimants are Fluor SA (Pty) Ltd and Wetback Contracts (Pty) Ltd.

Fluor SA (Pty) Ltd — FTWEP

Fluor claimed an additional amount of R485,7 million, plus interest (R83,6 million up to May 2015). This dispute turns on the nature and quantification of Fluor’s alleged entitlement to a change to the prices and completion dates for delayed access. In June 2015, Fluor referred the claim to adjudication. In September 2015 the adjudicator rejected Fluor’s entire claim. Thereafter, Fluor notified Sasol of its dissatisfaction with the outcome of the adjudication and Fluor’s intention to refer the matter to arbitration. The parties are engaging in relation to the appointment of an arbitrator in terms of the dispute resolution provisions of the contract. Sasol believes that Fluor’s claim is not justified. Accordingly, no provision was recognised at 30 June 2016.

Wetback Contracts (Pty) Ltd — FTWEP

Wetback instituted a claim of R634,2 million for additional compensation. Sasol submitted three counterclaims with an aggregate value of R229,2 million. The matter has been referred to arbitration. The hearing of this dispute commenced on 9 May 2016. During the first two weeks of the hearing, Sasol successfully applied for the separation of certain key issues relating to the interpretation of the contract to be decided before the remainder of the merits of the matter can be heard. This successful separation of issues dictates the framework within which the matter will proceed and is expected to curtail the extent of the arbitration hearing. During May 2016, the Arbitrator issued a directive on certain of the separated issues. His directive supported the Sasol position on these issues. The matter is set down for further hearings on the merits of the matter during December 2016 and February 2017.

Sasol believes that Wetback’s claim is not justified. Accordingly, no provision was recognised at 30 June 2016.

Other

From time to time, Sasol companies are involved in other litigation, tax and similar proceedings in the normal course of business. A detailed assessment is performed on each matter and a provision is recognised where appropriate. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group’s financial results.

37.2                        Competition matters

Sasol continuously evaluates its compliance programmes and controls in general, including its competition law compliance programmes and controls. As a consequence of these compliance programmes and controls, including monitoring and review activities, Sasol has adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications and made disclosures on material findings as and when appropriate. These ongoing compliance activities have already revealed, and may still reveal, competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications.

37.3                        Environmental orders

In South Africa, legislated minimum emission standards (MES) make provision for stringent industrial point source emission limits to be complied with.  The MES, which require retrofitting of some of our plants, pose significant compliance challenges for some of our existing plants from a technical and financial feasibility perspective.  In pro-actively managing these risks, Sasol and Natref applied for and received postponements of compliance time frames for some of the MES in 2015.  Accordingly, Sasol and Natref’s atmospheric emission licences (AELs) were varied to reflect these postponements.  In 2015, the Legal Resources Centre, a South African non-governmental organisation, launched administrative appeals against the local licencing authorities appealing against their decisions to vary the AELs.  These appeals have been dismissed by the local authorities.  Subsequently, the Legal Resources Centre submitted administrative appeals to the Minister of Environmental Affairs against the decisions taken by the National Air Quality Office to grant Sasol and Natref postponements.  Sasol and Natref responded to these appeals to protect their interests.  The Minister of Environmental Affairs dismissed these appeals in early April 2016.  Consequently, Sasol and Natref can continue to operate lawfully in terms of the AELs, which incorporate the rights obtained in terms of these postponements.

Sasol Limited Group

Other disclosures

(continued)

37                                  Contingent liabilities continued

37.3                        Environmental orders continued

Sasol’s environmental obligation accrued at 30 June 2016 was R17 128 million compared to R11 022 million at 30 June 2015. Included in this balance is an amount accrued of approximately R4 810 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and on-going monitoring. Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined.

Although Sasol has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation may be material to results of operations in the period in which they are recognised. It is not expected that these environmental obligations will have a material effect on the financial position of the group.

37.4                        Product warranties

The group provides product warranties with respect to certain products sold to customers in the ordinary course of business. These warranties typically provide that products sold will conform to specifications. The group generally does not establish a liability for product warranty based on a percentage of turnover or other formula. The group accrues a warranty liability on a transaction-specific basis depending on the individual facts and circumstances related to each sale. Both the liability and the annual expense related to product warranties are immaterial to the consolidated financial statements.

38                                  Commitments under leases

Operating leases — Minimum future lease payments

The group leases buildings under long-term non-cancellable operating lease agreements and also rents offices and other equipment under operating leases that are cancellable at various short-term notice periods by either party.

	2016	2015
for the year ended 30 June	Rm	Rm
Property, plant and equipment
Within one year	1 426	1 136
One to five years	3 942	2 051
More than five years	11 945	2 299
	17 313	5 486

Included in operating leases is the following:

•                  The lease for the Sasol Corporate office building. The lease term is 20 years with an option to extend for a further five years. This is a significant lease for the group.

•                  The rental of a pipeline for the transportation of gas products. The rental payments are determined based on the quantity of gas transported. The lease may be extended by either party to the lease for a further three year period prior to the expiry of the current lease term of 16 years.

Water reticulation for Secunda Synfuels Operations
Within one year	133	115
One to five years	590	785
More than five years	2 049	2 219
	2 772	3 119

The water reticulation commitments of Secunda Synfuels Operations relate to a long-term water supply agreement. The rental payments are determined based on the quantity of water consumed over the 20 year period of the lease.

Total minimum future lease payments	20 085	8 605

These leasing arrangements do not impose any significant restrictions on the group or its subsidiaries.

Contingent rentals

The group has contingent rentals in respect of operating leases that are linked to market related data such as inflation.

Finance leases — minimum future lease payments

The group leases buildings and other equipment under long-term non-cancellable finance lease agreements. These lease agreements contain terms of renewal and escalation clauses but exclude purchase options.

	2016	2015
for the year ended 30 June	Rm	Rm
Within one year	276	262
One to five years	920	914
More than five years	1 869	1 740
Less amounts representing finance charges	(1 459)	(1 385)
Total minimum future lease payments	1 606	1 531

Air Liquide - Air Separation Unit

We have entered into a lease agreement for an Air Separation Unit, to be built and owned by Air Liquide. The effective date of the lease will be when the asset achieves beneficial operations (expected to be March 2018). The finance lease asset to be capitalised at commencement date is estimated to be in a range of R5 billion — R7 billion. The payment structure within the agreement contains a number of market variables such as inflation, exchange rates and construction cost. These variables, along with the discount rate, could materially affect the value to be capitalised.

Contingent rentals

The group has no contingent rentals in respect of finance leases.

39                                  Related party transactions

Parties are considered to be related if one party directly or indirectly has the ability to control or jointly control the other party or exercise significant influence over the other party or is a member of the key management of the reporting entity (Sasol Limited). In particular, this relates to joint ventures and associates. Disclosure in respect of joint ventures and associates is provided in note 21.

Group companies, in the ordinary course of business, entered into various purchase and sale transactions with associates and joint ventures. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm’s length basis. Amounts owing (after eliminating intercompany balances) to related parties are disclosed in the respective notes to the financial statements for those statement of financial position items. No impairment of receivables related to the amount of outstanding balances is required.

Material related party transactions

The following table shows the material transactions that are included in the financial statements using the equity method for associates and joint ventures.

	2016	2015	2014
for the year ended 30 June	Rm	Rm	Rm
Sales and services rendered from subsidiaries to related parties
Joint ventures	1 079	1 107	538
Associates	—	—	679
	1 079	1 107	1 217
Purchases by subsidiaries from related parties
Joint ventures	592	530	377
Associates	88	89	85
	680	619	462

Sasol Limited Group

Other disclosures

(continued)

39                                  Related party transactions continued

Identity of related parties with whom material transactions have occurred

Except for the group’s interests in joint ventures and associates, there are no other related parties with whom material individual transactions have taken place.

Key management remuneration

Key management comprises of Executive and Non-executive Directors as well as other members of the Group Executive Committee (GEC).

Remuneration and benefits paid and short-term incentives approved for the Executive Directors’ and former Executive Director were as follows:

		Retirement	Other	Annual	Total	Total	Total
	Salary	funding	benefits	incentives(1)	2016(2)	2015(2)	2014(2)
	R’000	R’000	R’000	R’000	R’000	R’000	R’000
Executive Directors	34 937	2 624	9 581	21 899	69 041	71 183	87 787

(1)         Incentives approved on the group results for the 2016 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package/net base salary as at 30 June 2016.

(2)         Total remuneration for the financial year excludes gains derived from the long-term incentive schemes which are separately disclosed.

Long-term incentives for the Executive Directors’ and former Executive Director were as follows:

	Long-term incentive rights	Share appreciation rights, with CPTs	Share appreciation rights, without CPTs	Total	Total	Total
	vested	exercised	exercised	2016	2015	2014
	R’000	R’000	R’000	R’000	R’000	R’000
Executive Directors	24 672	4 994	1 039	30 705	26 719	68 437

Remuneration and benefits paid and short-term incentives approved for the GEC were as follows:

		Retirement	Other	Annual	Total	Total	Total
	Salary	funding	benefits	incentives(1)	2016(2)	2015(2)	2014(2)
	R’000	R’000	R’000	R’000	R’000	R’000	R’000
GEC	34 075	6 509	8 504	21 275	70 363	77 911	72 654
Number of members					10	10	10

(1)         Incentives approved on the group results for the 2016 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package or base salary as at 30 June 2016.

(2)         Total remuneration for the financial year excludes gains derived from the long-term incentive schemes which are separately disclosed.

Long-term incentives for the GEC were as follows:

	Long-term incentive rights	Share appreciation rights, with CPTs	Share appreciation rights, without CPTs	Total	Total	Total
	vested	exercised	exercised	2016	2015	2014
	R’000	R’000	R’000	R’000	R’000	R’000
GEC	45 894	3 087	812	49 793	35 080	65 448

Non-executive Directors’ remuneration for the year was as follows:

	Board meeting fees	Lead Director fees	Committee fees	Share incentive trustee fees	Ad Hoc Special Board – Committee Meeting	Total 2016	Total 2015	Total 2014
	R’000	R’000	R’000	R’000	R’000	R’000	R’000	R’000
Non-executive Directors	15 985	757	5 295	302	306	22 645	19 938	17 715

Long -term incentives for the 2016 financial year represent the number of units x corporate performance target achieved (2016) x closing share price on 8 September 2016. Financial year 2015 long-term incentive gains reflect LTI units vested in September 2015.  We have amended our 2015 comparatives to align to this principle.

The total IFRS2 charge for Executive Directors and GEC in 2016 amounted to R25 million and R18 million, respectively.

40                                  Subsequent events

In August 2016, Sasol completed its detailed review of the Lake Charles Chemicals Project (LCCP) in the United States, and has confirmed that a high degree of certainty exists over the capital cost estimated at US$11 billion. The LCCP is more than 50% complete, and after the implementation of improved change management practices and key project leadership personnel changes, management remains confident that the project is a sound strategic investment that will return value to our shareholders.

Sasol Limited Group

Other disclosures

(continued)

41                                  Financial risk management and financial instruments

Financial instruments

The following table summarises the group’s classification of financial instruments.

		Carrying value
		At fair value through profit and loss	Available- for-sale	Amortised cost	Held-to- maturity	Fair value Total
	Note	Rm	Rm	Rm	Rm	Rm
2016
Financial assets
Investments in listed securities		—	616	—	—	616
Investments in unlisted securities		—	246	—	—	246
Other long-term investments		—	—	—	81	81
Long-term receivables	20	—	—	3 777	—	3 777
Derivative assets		42	—	—	—	42
Trade and other receivables		—	—	24 102	—	24 102	*
Cash and cash equivalents	28	—	—	52 316	—	52 316	*

Financial liabilities
Listed long-term debt (US Dollar Bond)#	16	—	—	14 638	—	14 760
Unlisted long-term debt#	16	—	—	65 239	—	66 267
Short-term debt and bank overdraft		—	—	274	—	274	*
Derivative liabilities		3 699	—	—	—	3 699
Trade payables	26	—	—	23 692	—	23 692	*

		Carrying value
		At fair value through profit and loss	Available- for-sale	Amortised cost	Held-to- maturity	Fair value Total
		Rm	Rm	Rm	Rm	Rm
2015
Financial assets
Investments in listed securities		—	539	—	—	539
Investments in unlisted securities		—	206	—	—	206
Other long-term investments		—	—	—	81	81
Long-term receivables	20	—	—	2 957	—	2 957
Derivative assets		124	—	—	—	124
Trade and other receivables		—	—	23 294	—	23 294	*
Cash and cash equivalents	28	—	—	53 351	—	53 351	*

Financial liabilities
Listed long-term debt (US Dollar Bond)#	16	—	—	12 097	—	12 292
Unlisted long-term debt#	16	—	—	29 969	—	30 574
Short-term debt and bank overdraft		—	—	853	—	853	*
Derivative liabilities		206	—	—	—	206
Trade payables	26	—	—	20 278	—	20 278	*

*                 The fair value of these instruments approximates their carrying value, due to their short-term nature.

#                 Includes unamortised loan costs.

41.1                        Financial risk management

The group is exposed in varying degrees to a number of financial instrument related risks. The Group Executive Committee (GEC) has the overall responsibility for the establishment and oversight of the group’s risk management framework. The GEC established the risk and safety, health and environment committee, which is responsible for providing the board with the assurance that significant business risks are systematically identified, assessed and reduced to acceptable levels. A comprehensive risk management process has been developed to continuously monitor and control these risks. The Sasol group has a central treasury function that manages the financial risks relating to the group’s operations. The Board of Sasol Financing (the treasury company and a 100% subsidiary of Sasol Limited), meets regularly to review and, if appropriate, approve the implementation of optimal strategies for the effective management of financial risks.

Capital risk management

The group’s objectives when managing capital (which includes share capital, borrowings, working capital and cash and cash equivalents) is to maintain a flexible capital structure that reduces the cost of capital to an acceptable level of risk and to safeguard the group’s ability to continue as a going concern while taking advantage of strategic opportunities in order to grow shareholder value sustainably.

The group manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders, repurchase shares currently issued, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or sell assets to reduce debt.

The group monitors capital utilising a number of measures, including the gearing ratio. The gearing ratio is calculated as net borrowings (total borrowings less cash) divided by shareholders’ equity. The group’s targeted gearing ratio is between 20% and 40%, and  has been temporarily lifted to 44% until 2018. Gearing takes into account the group’s substantial capital investment and susceptibility to external market factors such as crude oil prices, exchange rates and commodity chemical prices. The group’s gearing level for 2016 is 14,6% (2015 — (2,8%) ; 2014 — (6,3%)).

Financing risk

Financing risk refers to the risk that financing of the group’s capital requirements and refinancing of existing borrowings could become more difficult or more costly in the future. This risk can be decreased by achieving the targeted gearing ratio, ensuring that maturity dates are evenly distributed over time, and that total short-term borrowings do not exceed liquidity levels.

The group’s target for long-term borrowings include an average time to maturity of at least two years, and an even spread of maturities.

Credit rating

To achieve and keep an efficient capital structure, the group aims to maintain a stable long-term credit rating.

Risk profile

Risk management and measurement relating to each of these risks is discussed under the headings below (sub-categorised into credit risk, liquidity risk, and market risk) which entails an analysis of the types of risk exposure, the way in which such exposure is managed and quantification of the level of exposure in the statement of financial position. The group’s objective in using derivative instruments is for hedging purposes to reduce the uncertainty over future cash flows arising from foreign currency, interest rate and commodity price risk exposures.

Credit risk

Credit risk, or the risk of financial loss due to counterparties not meeting their contractual obligations, is managed by the application of credit approvals, limits and monitoring procedures. Where appropriate, the group obtains security in the form of guarantees to mitigate risk. Counterparty credit limits are in place and are reviewed and approved by the respective subsidiary credit management committees. The central treasury function provides credit risk management for the group-wide exposure in respect of a diversified group of banks and other financial institutions. These are evaluated regularly for financial robustness especially in the current global economic environment. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations.

Trade and other receivables consist of a large number of customers spread across diverse industries and geographical areas. The exposure to credit risk is influenced by the individual characteristics, the industry and geographical area of the counterparty with whom we have transacted. Trade and other receivables and long-term receivables are carefully monitored for impairment. An allowance for impairment of trade receivables is made where there is an identified loss event, which based on previous experience, is evidence of a reduction in the recoverability of the cash flows. Details of the credit quality of trade receivables and the associated provision for impairment is disclosed in note 25. Long-term receivables are reviewed on a regular basis based on our credit risk policy, and none of it was impaired. The carrying value or receivables represents the maximum credit risk exposure.

Sasol Limited Group

Other disclosures

(continued)

41                                  Financial risk management and financial instruments continued

41.1                        Financial risk management continued

No single customer represents more than 10% of the group’s total turnover or more than 10% of total trade receivables for the years ended 30 June 2016, 2015 and 2014. Approximately 47% (2015 — 51%; 2014 — 52%) of the group’s total turnover is generated from sales within South Africa, while about 23% (2015 — 20%; 2014 — 21%) relates to European sales and 14% (2015 — 12%) relates to sales within the US. The concentrations of credit risk within geographic regions is largely aligned with the geographic regions in which the turnover was earned.

Liquidity risk

Liquidity risk is the risk that an entity in the group will be unable to meet its obligations as they become due. The group manages liquidity risk by effectively managing its working capital, capital expenditure and cash flows, making use of a central treasury function to manage pooled business unit cash investments and borrowing requirements. Currently the group is maintaining a positive cash position, conserving the group’s cash resources through continued focus on working capital improvement and capital reprioritisation. The group meets its financing requirements through a mixture of cash generated from its operations and, short and long-term borrowings. Adequate banking facilities and reserve borrowing capacities are maintained. The Sasol group is in compliance with all of the financial covenants per its loan agreements, none of which is expected to present a material restriction on funding or its investment policy in the near future. The group has sufficient undrawn borrowing facilities, which could be utilised to settle obligations. Refer to note 16.

The maturity profile of the undiscounted contractual cash flows of financial instruments at 30 June were as follows:

		Contractual cash flows*	Within one year	One to five years	More than five years
	Note	Rm	Rm	Rm	Rm
2016
Financial assets
Non-derivative instruments
Long-term receivables	20	3 777	1 738	400	1 639
Trade and other receivables		24 102	24 102	—	—
Cash restricted for use	28	2 331	2 331	—	—
Cash	28	49 985	49 985	—	—
Investments available-for-sale(1)		862	862	—	—
Investments held-to-maturity(1)		81	—	81	—
		81 138	79 018	481	1 639
Derivative instruments
Forward exchange contracts		2 031	2 031	—	—
		83 169	81 049	481	1 639
Financial liabilities
Non-derivative instruments
Long-term debt		(97 443)	(4 656)	(36 322)	(56 465)
Short-term debt		(138)	(138)	—	—
Trade payables	26	(23 692)	(23 692)	—	—
Bank overdraft	28	(136)	(136)	—	—
Financial guarantees(2)		(103)	(103)	—	—
		(121 512)	(28 725)	(36 322)	(56 465)
Derivative instruments
Interest rate swap#		(29 373)	—	—	(29 373)
Commodity derivatives		(2 092)	(2 092)	—	—
Forward exchange contracts		(2 470)	(2 470)	—	—
		(155 447)	(33 287)	(36 322)	(85 838)

#                 An interest rate swap was entered into as part of a cash flow hedge to mitigate LIBOR exposure of the group. LIBOR swap rates have declined sharply since the swap was entered into, and as a result, the derivative is in a significant financial liability position at 30 June 2016.

		Contractual cash flows*	Within one year	One to five years	More than five years
	Note	Rm	Rm	Rm	Rm
2015
Financial assets
Non-derivative instruments
Long-term receivables	20	2 957	1 405	237	1 315
Trade and other receivables		23 294	23 294	—	—
Cash restricted for use	28	5 022	5 022	—	—
Cash	28	48 329	48 329	—	—
Investments available-for-sale(1)		745	—	—	745
Investments held-to-maturity(1)		81	—	81	—
		80 428	78 050	318	2 060
Derivative instruments
Forward exchange contracts		4 722	4 643	79	—
Commodity derivatives		1 667	1 667	—	—
		86 817	84 360	397	2 060
Financial liabilities
Non-derivative instruments
Long-term debt		(45 846)	(2 797)	(17 721)	(25 328)
Short-term debt		(534)	(534)	—	—
Trade payables	26	(20 278)	(20 278)	—	—
Bank overdraft	28	(319)	(319)	—	—
Financial guarantees(2)		(373)	(373)	—	—
		(67 350)	(24 301)	(17 721)	(25 328)
Derivative instruments
Forward exchange contracts		(4 823)	(4 742)	(81)	—
		(72 173)	(29 043)	(17 802)	(25 328)

*                 The amount payable or receivable has been based on the estimated forward exchange rates at the settlement date. Foreign exchange contracts and cross currency swaps are settled on a gross basis, while all other derivatives are net settled. For gross settled derivatives, the cash outflow has been included in financial liabilities, while the cash inflow is included in financial assets.

(1)         These investments have been added to our liquidity analysis as it reflects the way the business is managed.

(2)         Issued financial guarantees contracts are all repayable on demand, however the likelihood of default is considered remote.

Market risk

Market risk is the risk arising from possible market price movements and their impact on the future cash flows of the business. The market price movements that the group is exposed to:

Foreign currency risk

The group’s transactions are predominantly entered into in the respective functional currency of the individual operations. However, the group’s operations utilise various foreign currencies on sales, purchases and borrowings and consequently, are exposed to exchange rate fluctuations that have an impact on cash flows and financing activities. These operations are exposed to foreign currency risk in connection with contracted payments in currencies not in their individual functional currency. The most significant exposure exists in relation to the US dollar and the Euro. The translation of foreign operations to the presentation currency of the group is not taken into account when considering foreign currency risk. Foreign currency risks are managed through the group’s financing policies and the selective use of forward exchange contracts and cross-currency swaps.

Sasol Limited Group

Other disclosures

(continued)

41                                  Financial risk management and financial instruments continued

41.1                        Financial risk management continued

Our Group Executive Committee (GEC) sets broad guidelines in terms of tenor and hedge cover ratios specifically to assess large forward cover amounts for long periods into the future, which have the potential to materially affect our financial position. These guidelines and our hedging policy are reviewed from time to time. This hedging strategy enables us to better predict cash flows and thus manage our working capital and debt more effectively. We do not hedge foreign currency receipts.

The following significant exchange rates were applied during the year:

	Average rate		Closing rate
	2016	2015	2016	2015
Rand/Euro	16,12	13,76	16,33	13,56
Rand/US dollar	14,52	11,45	14,71	12,17

The table below shows the significant currency exposure where entities within the group have monetary assets or liabilities that have exposure to the US dollar or the euro. The amounts have been presented in rand by converting the foreign currency amount at the closing rate at the reporting date.

	2016		2015
	Euro	US dollar	Euro	US dollar
	Rm	Rm	Rm	Rm
Long-term receivables	266	203	195	99
Trade and other receivables	426	2 437	610	2 712
Cash restricted for use	—	37	—	52
Cash	6 362	3 369	3 826	2 288
Net exposure on assets	7 054	6 046	4 631	5 151

Long-term debt	(165)	(20)	(179)	(14)
Short-term debt	—	(62)	—	(62)
Trade and other payables	(212)	(1 666)	(186)	(2 544)
Bank overdraft	—	—	—	(136)
Net exposure on liabilities	(377)	(1 748)	(365)	(2 756)
Exposure on external balances	6 677	4 298	4 266	2 395
Net exposure on balances between group companies	(3 055)	6 667	(2 316)	6 023

Total net exposure	3 622	10 965	1950	8418

Sensitivity analysis

The following sensitivity analysis is provided to show the foreign currency exposure of the individual entities at the end of the reporting period. This analysis is prepared based on the statement of financial position balances that exist at year-end, for which there is currency risk. The expected effect on the income statement and equity is calculated based on the net balance sheet exposure at the end of the reporting period, after taking into account forward exchange contracts which exist at that point in time. The effect on equity is calculated as the effect on profit and loss together with any effect on other comprehensive income. The effect of translation of results into presentation currency of the group is excluded from the information provided. This sensitivity represents the exposure of the group at a point in time, based only on recognised balances for which currency risk has been identified.

A 10% weakening in the group’s significant exposure to the foreign currency at 30 June would have increased either the equity or the profit by the amounts below before the effect of tax. This analysis assumes that all other variables, in particular, interest rates, remain constant, and has been performed on the same basis for 2015.

	2016		2015
	Equity	Income statement	Equity	Income statement
	Rm	Rm	Rm	Rm
Euro	362	362	196	196
US dollar	1,097	1,097	1,449	1,449

A 10% movement in the opposite direction in the group’s exposure to foreign currency would have an equal and opposite effect to the amounts disclosed above.

Forward exchange contracts

Forward exchange contracts (FECs) are utilised throughout the group to hedge the risk of currency depreciation on committed and highly probable forecast transactions.

Transactions hedged with FECs include capital and goods purchases (Imports) and sales (Exports). Other transactions hedged include certain intercompany loans which expose the group to foreign currency risk.

A number of FECs were entered into during the year and classified held for trading. FECs are also utilised in the group in cash flow hedge relationships.

FECs taken out to hedge exposure to fluctuations in the rand/US$ exchange rate were held over a total notional amount of R797 million (US$53 million; EUR4 million) at 30 June 2016 (2015 — R337 million (US$8 million;  EUR11 million)).

Interest rate risk

Fluctuations in interest rates impact on the value of short-term investments and financing activities, giving rise to interest rate risk. The group has significant exposure to interest rate risk due to the volatility in South African, European and US interest rates.

Our debt is comprised of different instruments, which by their nature either bear interest at a floating or a fixed rate. We monitor the ratio of floating and fixed interest in our loan portfolio and may manage this ratio, by electing to incur either bank loans, bearing a floating interest rate, or bonds, which bear a fixed interest rate. We may also use interest rate swaps, where appropriate, to convert some of our debt into either floating or fixed rate debt to manage the composition of our portfolio. In July 2015, we entered into an interest rate swap to convert 50% of the LIBOR exposure of the US$3 995 million term loan facility from a variable rate to a fixed rate. The loan was incurred by Sasol Chemicals (USA) LLC to part fund the capital expenditure of the Lake Charles Chemicals Project. In some cases, we may also use other interest rate derivatives, which enables us to mitigate the risks associated with this exposure.

In respect of financial assets, the group’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in short-term investments (less than one year) in order to maintain liquidity, while achieving a satisfactory return for shareholders.

At the reporting date, the interest rate profile of the group’s interest-bearing financial instruments, including the effect of the interest rate swap was:

Carrying value
	2016	2015
	Rm	Rm
Variable rate instruments
Financial assets	51 408	49 839
Financial liabilities	(50 065)	(25 468)
	1 343	24 371
Fixed rate instruments
Financial assets	658	3 384
Financial liabilities	(29 045)	(16 719)
	(28 387)	(13 335)
Interest profile (variable: fixed rate as a percentage of total financial assets)	99:1	94:6
Interest profile (variable: fixed rate as a percentage of total financial liabilities)	63:37	60:40

Sasol Limited Group

Other disclosures

(continued)

41                    Financial risk management and financial instruments continued

41.1          Financial risk management continued

Cash flow sensitivity for variable rate instruments

Financial instruments affected by interest rate risk include borrowings, deposits, derivative financial instruments, trade receivables and trade payables. A change of 1% in the prevailing interest rate in that region at the reporting date would have increased/(decreased) earnings by the amounts shown below before the effect of tax. The sensitivity analysis has been prepared on the basis that all other variables, in particular foreign currency rates, remain constant and has been performed on the same basis for 2015. The sensitivity has been calculated before consideration of the effect of existing interest rate swap derivative instruments.

	Income statement — 1% increase
	South Africa	Europe	United States of America	Other
	Rm	Rm	Rm	Rm
30 June 2016	(9)	73	(174)	32
30 June 2015	5	33	122	84

	Income statement — 1% decrease
	South Africa	Europe*	United States of America*	Other*
	Rm	Rm	Rm	Rm
30 June 2016	9	—	—	—
30 June 2015	(5)	—	—	—

*       A decrease of 1% in interest rates for the United States of America and Europe will not have an effect on the income statement as it is not reasonably possible that the repo interest rates will decrease below 0%.

Interest rate swap

An interest rate swap was entered into in July 2015, to ultimately hedge 50% of the Libor exposure of the borrowings taken out to fund the LCCP project. The instrument effectively allows Sasol to swap the variable LIBOR for a fixed rate. The swap is settled on a quarterly basis, and has been designated as the hedging instrument in a cash flow hedge.

Interest on the loan is paid quarterly, based on the prevailing Libor. Interest is recognised in the income statement using the effective interest method. The cash flow hedge reserve will be reclassified to profit and loss on a similar basis. Currently the total notional exposure hedged under the swap is US$0,6 billion.

The following interest rate derivative contracts were in place at 30 June:

	Average		Fair value loss recognised in other comprehensive income	Over- effectiveness recognised in profit and loss
	fixed rate		2016	2016
	%	Expiry	Rm	Rm

Interest rate derivatives - cash flow hedge

US$ — pay fixed rate receive floating rate**	2,70	December 2026	(3 004)	15

**     Losses incurred on the movement in the swap derivative were recognised in other comprehensive income, as part of the effect of cash flow hedges, as it has been designated as the hedging instrument in the cash flow hedge of 50% of the LIBOR risk associated with the US$3 995 million borrowings to fund the LCCP.

Cash flow hedges

In certain cases, the group designates various hedging relationships as cash flow hedges. This is appropriate where the instruments are hedging highly probable forecast transactions, which expose the group to cash flow risk. Where this designation is documented, changes in fair value of the derivative are recognised in equity until the hedged transactions affect profit and loss, at which time the respective gains or losses are transferred to the income statement (or hedged item on the statement of financial position) in accordance with the group’s accounting policy.

Commodity price risk

A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products.

Market prices for crude oil fluctuate because they are subject to international supply, demand and political factors. Our exposure to the crude oil price centres primarily around the crude oil related raw materials used in our Natref refinery and certain of our offshore operations, as well as on the selling price of the fuel marketed by our Energy business which is governed by the Basic Fuel Price (BFP) formula. Key factors in the BFP are the Mediterranean and Singapore or Mediterranean and Arab Gulf product prices for petrol and diesel, respectively.

For forecasting purposes, a US$1/barrel increase in the average annual crude oil price will impact operating profit by approximately R820 million (US$57 million) in 2017. This is based on an average rand/US dollar exchange rate assumption of R14,50.

This calculation is done at a point in time and is based on a 12-month average oil price at a constant 12-month average exchange rate. It may be used as a general rule but the sensitivity is not linear over large absolute changes in the oil price and hence applying it to these scenarios may lead to an incorrect reflection of the change in profit from operations.

Dated Brent Crude prices applied during the year:

	Dated Brent Crude
	2016	2015
	US$	US$
High	61,67	106,64
Average	43,37	73,46
Low	25,99	48,18

The following commodity derivatives were in place at 30 June:

	Contract amount	Fair value	Within one year	Contract amount	Fair value	Within one year
	2016	2016	2016	2015	2015	2015
	Rm	Rm	Rm	Rm	Rm	Rm
Commodity derivatives

Futures
Crude oil	2 092	(4)	(4)	1 667	27	27

Sensitivity analysis

While demand is expected to grow, we anticipate that a further rise in the Organisation of the Petroleum Exporting Countries’ (OPEC) production (particularly from Saudi Arabia and post-sanctions Iran) will outweigh the expected fall in non-OPEC output. There appears to be a clear determination by OPEC to keep output levels elevated, and hence prices low, in the hope that cheaper oil will pressure high-cost US shale producers to reduce output. This is likely to result in a continued, though declining, surplus into 2017. Other issues that could impact oil prices in the short- to medium-term include geopolitical risk in the Middle East, general speculator activity, and a slower than expected increase in global demand growth. As a result, we anticipate a ‘lower-for-longer’ oil price environment, through until the end of calendar year 2017.

Sasol Limited Group

Other disclosures

(continued)

41                            Financial risk management and financial instruments continued

41.1                  Financial risk management continued

A 10% increase of the commodity prices at 30 June would have increased the fair value losses recognised in other operating costs in the income statement by the amounts shown below, before the effect of tax. This analysis assumes that all other variables remain constant and should not be considered predictive of future performances. This calculation has been performed on the same basis for 2015.

	2016	2015
	Rm	Rm

Crude oil	(11)	(164)

A 10% decrease in the commodity prices at 30 June would have the equal but opposite effect on the fair value amounts shown above, on the basis that all other variables remain constant.

The group makes use of derivative instruments of short duration as a means of mitigating price and timing risks on crude oil purchases and sales. In effecting these transactions, the business units concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are minimised.

The group has previously entered into hedging contracts which provided downside protection against decreases in the Brent crude oil price. Conversely, Sasol will have incurred opportunity losses on the hedged portion of production should the monthly average oil price have exceeded a certain price per barrel. Together with the group’s other risk mitigation initiatives, such as cost containment, cash conservation and capital prioritisation, the group’s hedging strategy is considered in conjunction with these initiatives. The situation is monitored regularly to assess the appropriateness of oil price hedging as part of Sasol’s risk management activities. For the 2014, 2015 and 2016 financial years, Sasol did not enter into any hedging contracts. The situation is monitored regularly to assess when a suitable time might be to enter into an appropriate hedge again in the future.

41.2                  Fair value

Various valuation techniques and assumptions are utilised for the purpose of calculating fair value.

The group does not hold any financial instruments traded in an active market, except for the investment in listed equity instruments. Fair value is determined using valuation techniques as outlined below. Where possible, inputs are based on quoted prices and other market determined variables.

Fair value hierarchy

The following table is provided representing the assets and liabilities measured at fair value at reporting date, or for which fair value is disclosed at reporting date.

The calculation of fair value requires various inputs into the valuation methodologies used.

The source of the inputs used affects the reliability and accuracy of the valuations. Significant inputs have been classified into the hierarchical levels in line with IFRS 13, as shown below.

There have been no transfers between levels in the current year. Transfers between levels are considered to have occurred at the date of the event or change in circumstances.

Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2	Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).
Level 3	Inputs for the asset or liability that are unobservable.

Financial instrument	Fair value 30 June 2016	Valuation method	Significant inputs	Fair value hierarchy of inputs
Financial assets
Investments in listed securities	616	Quoted market price for the same instrument	Quoted market price for the same instrument	Level 1
Investments in unlisted securities	246	Discounted cash flow

Forecasted earnings, capital expenditure and debt cash flows of the underlying business, based on the forecasted assumptions of inflation, exchange rates, commodity prices etc. Appropriate WACC for the region.

				Level 3
Other long-term investments	81	Discounted cash flow	Market related interest rates.	Level 3
Long-term receivables	3 777	Discounted cash flow	Market related interest rates.	Level 3
Derivative assets	42	Forward rate interpolator model, appropriate currency specific discount curve	Forward exchange contracted rates, market foreign exchange rates, forward contract rates, market commodity prices	Level 2
Trade and other receivables	24 102	Discounted cash flow	Market related interest rates.	Level 3*
Cash and cash equivalents	52 316	**	**	Level 1**

Financial liabilities
Listed long-term debt	14 760	Quoted market price for the same instrument	Quoted market price for the same instrument	Level 1
Unlisted long-term debt	66 267#	Discounted cash flow	Market related interest rates	Level 3
Short-term debt and bank overdraft	274	Discounted cash flow	Market related interest rates	Level 3*
Derivative liabilities	3 699	Discounted net cash flows, using a swap curve to infer the future floating cash flows	US$ Overnight Indexed Swap (OIS) curve, recovery probabilities	Level 2
Trade payables	23 692	Discounted cash flow	Market related interest rates	Level 3*

*            The fair value of these instruments approximates their carrying value, due to their short-term nature.

**     The carrying value of cash is considered to reflect its fair value.

#            An increase of 1% of the market related interest rates would have decreased the fair value by R252 million.

Sasol Limited Group

Other disclosures

(continued)

42                        Statement of compliance

The consolidated financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by Financial Reporting Standards Council and the South African Companies Act, 2008.

Basis of preparation of financial results

The consolidated financial statements are prepared using the historic cost convention except that, certain items, including derivative instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and available-for-sale financial assets, are stated at fair value. The consolidated financial results are presented in rand, which is Sasol Limited’s functional and presentation currency, rounded to the nearest million.

The consolidated financial statements are prepared on the going concern basis.

The comparative figures are reclassified or restated as necessary to afford a proper and more meaningful comparison of results as set out in the affected notes to the financial statements.

Certain additional disclosure has been provided in respect of the current year. To the extent practicable, comparative information has also been provided.

Accounting policies

Except as otherwise disclosed, the accounting policies applied in the consolidated financial statements are consistent with those applied in previous years. These accounting policies are consistently applied throughout the group.

Accounting standards, interpretations and amendments to published accounting standards

During the current financial year, no new accounting standards, interpretations and amendments to published accounting standards were adopted by the group:

Standard	Date published	Effective date*	Anticipated impact on Sasol
IFRS 9, Financial Instruments (amended)	24-Jul-14	1-Jan-18

IFRS 9 introduced new requirements for classifying and measuring financial assets and liabilities by introducing a fair value through other comprehensive income category for certain debt instruments. It also contains a new impairment model which will result in earlier recognition of losses and new hedging guidance which will require the implementation of new models, systems and processes. We do not expect the adoption of IFRS 9 to have significant impact on total assets, total liabilities, guarantees, equity, earnings and earnings per share.

IFRS 15, Revenue from contracts with customers	28-May-14	1-Jan-18

IFRS 15 contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognised. The underlying principle is that an entity will recognise revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. We are currently reviewing the effects of the standard and will consider adoption when appropriate.

IFRS 16, Leases	13-Jan-16	1-Jan-19

IFRS 16 contains principles that an entity will apply in the recognition and measurement of contracts containing a lease. Under this standard, a “right of use”; and a corresponding lease liability will be recognised for all leases, except for leases over low-value assets; and leases with a duration of less than 12 months. We are currently assessing the effect of the standard, as a significant impact is expected on the statement of financial position. Based on the current approved operating leases, the impact is expected to be R4,4 billion – R5,4 billion.

*       The amendments apply for annual periods commencing on or after the date noted and early adoption is permitted, unless otherwise indicated

Contact information

Shareholder helpline

Information helpline: 0800 000 222

Email: sasolinzalo@computershare.co.za

Assistance with AGM queries and proxy forms

Telephone: +27(0) 11 373 0033

Telefax: +27(0) 11 688 5238

Email: proxy@computershare.co.za

Shareholder enquiries

Telephone: +27(0) 86 110 0926

Telefax: +27(0)11 688 5327

Depositary bank

The Bank of New York Mellon

Depositary Receipts Division

101 Barclay Street

New York, NY 10286

United States of America

Direct purchase plan

The Bank of New York Mellon maintains a sponsored dividend reinvestment and direct purchase programme for Sasol’s depositary receipts. As a participant in Global BuyDIRECTSM, investors benefit from the direct ownership of their depositary receipts, the efficiency of receiving corporate communications directly from the depositary receipt issuer, and the savings resulting from the reduced brokerage and transaction costs. Additional information is available at www.globalbuydirect.com.

Questions or correspondence about Global BuyDIRECTSM should be addressed to:

The Bank of New York Mellon

Shareowner Services, PO Box 358516

Pittsburgh

PA 15252-6825

United States of America

Toll-free telephone for US Global BuyDIRECTSM participants:

1-888-BNY-ADRS

Telephone for international callers: 1-201-680-6825

Email: shrrelations@bnymellon.com

Website: www.bnymellon.com/shareowner

Share registrars

Computershare Investor Services Proprietary Limited

70 Marshall Street

Johannesburg 2001

Republic of South Africa

PO Box 61051

Marshalltown 2107

Republic of South Africa

Telephone: +27(0) 11 370 7700

Email: sasolmail@computershare.co.za

Company registration number

1979/003231/06

Sasol contacts

Business address and registered office

1 Sturdee Avenue

Rosebank 2196

Johannesburg

Republic of South Africa

Postal and electronic addresses and telecommunication numbers

PO Box 5486

Johannesburg 2000

Republic of South Africa

Telephone: +27(0) 11 441 3111

Telefax: +27(0) 11 788 5092

Website: www.sasol.com

Investor relations

Telephone: +27(0) 11 441 3113

Email: investor.relations@sasol.com

Public affairs

Telephone: +27(0) 11 441 3237

Telefax: +27(0) 11 441 3236

Forward-looking statements: Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward- looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects and cost reductions, including in connection with our Business Performance Enhancement Programme and Response Plan. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 9 October 2015 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word “calendar”.